Cboe

June 25, 2026

<u>**Via Federal Express**</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

Enclosed please find an amendment of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no substantive changes to the information required to be disclosed pursuant to SEC Rule 6a-2(a), as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M & N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 06/25/26
Enclosures

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 06/25/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

26000284

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe BZX Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/25/26 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: [signature] [signature executed at 3:00 p.m. on 06/25/26 (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 25th day of June (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of Cook State of Illinois

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsidiary or affiliate of the Exchange (as of 12/31/25)

Summary of changes made to Exhibit I:

- Updated audited financial statements (as of 12/31/25)

Summary of changes made to Exhibit K:

- No changes since previous submission

Summary of changes made to Exhibit M:

- No change since previous submission

Summary of changes made to Exhibit N:

- Updated data as of 06/15/25

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. Financial statements of each subsidiary and affiliate

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2025 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2025
(unaudited)

	Total	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECANINC Cboe Canada Inc.	CBOECLEARDIG Cboe Clear Digital LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV
Current assets:																														
Cash and cash equivalents	2,216,500,949	-	27,442,001	54,786	14,019,335	2,940,101	142,988	14,327,144	79,129,459	80,089,224	-	-	-	-	-	44,051,138	34,853,876	-	1,501,192	12,036	11,385,904	1,657,079,512	-	-	8,644,529	9,053,987	129,531,172	-	24,825,970	721,555
Financial investments	36,136,966	-	-	-	-	-	-	-	(249,192)	-	-	-	-	-	-	-	-	-	-	-	-	35,814,147	-	-	-	-	-	-	0	-
Accounts receivable, net of $6.8 allowance for credit losses at December 31, 2025	391,430,271	8,537	54,885,029	-	60,955,964	12,171,512	50,010	39,422,282	123,810,997	86,470,652	416,799,944	2,585,224,102	411,235,344	3,134,541,013	636,918,946	11,797,631	2,018,067	-	19,935	180,811	546,731,815	8,822,397,701	-	813,044,430	16,161,010	25,228,774	8,679,438	28,903,568	113,394,700	8,949,979
Margin deposits, clearing funds, and interoperability funds	1,618,193,098	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,423,195	-	-	-	-	-	-	-	-	-	1,617,369,903	-	-	-
Income taxes receivable	67,873,273	-	-	-	-	-	-	-	371,641	62,180	-	-	-	-	-	2,188	-	-	-	-	-	65,705,849	-	-	513,142	630,348	133,730	-	-	-
Other current assets	91,347,330	-	-	-	272,774	4,198	-	1,020,288	1,608,038	0	1,437,803	2,666,472	-	2,979,856	1,199,815	361,420	25,328,963	-	-	-	141,738	32,393,548	-	-	348,394	-	6,907,534	-	174,862	150,818
Total current assets	**4,421,481,889**	**8,537**	**82,327,030**	**54,786**	**75,248,073**	**15,115,811**	**192,999**	**54,769,713**	**204,670,943**	**166,622,056**	**418,237,748**	**2,587,890,574**	**411,235,344**	**3,137,520,869**	**638,118,760**	**56,212,378**	**63,624,101**	**-**	**1,521,126**	**192,847**	**558,259,457**	**10,613,390,757**	**-**	**813,044,430**	**25,667,075**	**34,913,109**	**1,762,621,777**	**28,903,568**	**138,395,532**	**9,822,352**
Investments	32,367,350	-	190,151	-	35,184,959	-	-	-	6,517,257	1,045,101,681	-	-	1,300,000	333,333	-	16,376	-	74,283,749	74,283,749	127,055,550	-	6,219,348,209	278,119,398	1,816,550,409	-	202,709,745	-	225,277,855	-	-
Property and equipment, net	133,061,872	-	-	-	0	54,968	-	-	13,008,563	176,228	-	0	-	(218)	(313,342)	3,423,974	-	-	-	-	86,867	110,798,369	-	(138,132)	325,922	7,400	2,629,887	-	98,067	(135,046)
Operating lease right of use assets	110,963,266	-	-	-	758,170	-	-	-	12,901,553	2,265,839	-	-	-	-	-	1,709,681	-	-	-	-	-	-	-	66,900,473	804,317	-	6,639,678	-	-	-
Goodwill	3,150,495,779	-	-	-	100,053,364	-	-	-	283,611,462	-	-	-	-	-	-	33,799,963	-	-	-	-	-	-	-	2,286,704,394	-	124,672,872	-	-	-	-
Intangible assets, net	1,297,229,941	-	-	-	107,214,973	-	-	-	258,748,232	-	-	-	-	34,513	-	47,435,521	-	-	-	-	-	-	-	814,227,623	-	-	29,704,522	-	-	675,229
Other assets, net	159,738,802	-	-	-	204	1,000,249	-	-	2,116,066	-	11,216,397	26,006,453	-	15,279,317	10,678,700	(747,696)	-	-	-	-	(86,867)	28,599,267	-	1,463,011	304,729	133,730	18,741,032	-	12,900	-
Total assets	**9,305,338,899**	**8,537**	**82,517,181**	**54,786**	**318,459,743**	**16,171,028**	**192,999**	**54,769,713**	**781,574,076**	**1,214,165,804**	**429,454,145**	**2,613,897,027**	**412,535,344**	**3,153,167,814**	**648,484,119**	**141,850,197**	**63,624,101**	**74,283,749**	**75,804,876**	**127,248,397**	**558,259,457**	**16,972,136,602**	**278,119,398**	**5,798,752,208**	**27,102,043**	**362,436,856**	**1,820,336,895**	**254,181,423**	**138,506,499**	**10,362,536**
Current liabilities:																														
Accounts payable and accrued liabilities	686,897,801	586,402	54,606,057	(0)	55,849,886	12,306,179	51,834	37,064,810	118,396,302	85,734,946	341,891,048	2,477,000,885	303,304,324	2,219,244,906	558,935,024	14,044,259	5,105,168	-	16,197	180,811	170,379,141	11,192,693,900	-	701,483,819	16,850,911	23,930,883	14,658,628	270,693	116,040,544	11,232,098
Section 31 fees payable	219,910	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	6,944,954	-	-	-	-	-	-	-	(723)	-	247,500	297,500	-	2,645,041	-	19,641	-	-	-	-	-	-	-	-	-	-	-	-	2	177,921
Margin deposits, clearing funds, and interoperability funds	1,618,209,810	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,165,284	-	-	-	-	-	-	-	-	-	1,617,044,527	-	-	-
Income taxes payable	50,128,366	-	-	-	0	2,418	874	-	(1)	(0)	-	-	-	-	-	-	-	-	-	-	-	49,686,980	-	-	1	-	(0)	-	419,235	-
Total current liabilities	**2,362,400,841**	**586,402**	**54,606,057**	**(0)**	**55,849,887**	**12,308,597**	**52,708**	**37,064,810**	**118,395,578**	**85,734,946**	**342,138,548**	**2,477,298,385**	**303,304,324**	**2,221,889,947**	**558,935,024**	**14,063,900**	**6,270,452**	**-**	**16,197**	**180,811**	**170,379,141**	**11,242,380,880**	**-**	**701,483,819**	**16,850,912**	**23,930,883**	**1,631,703,154**	**270,693**	**116,459,781**	**11,410,019**
Long-term debt	1,442,894,309	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,442,894,309	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	15,816,482	-	-	-	-	-	-	-	-	-	526,229	1,142,824	-	10,612,630	371,355	-	-	-	-	-	-	1,640,225	-	-	-	-	-	-	-	-
Deferred income taxes	185,338,696	-	-	-	8,659,916	-	-	-	65,984,629	9,973	(4,131,669)	(9,764,326)	-	(38,244,605)	(2,698,904)	4,418,168	-	-	-	-	-	(2,151,068)	-	216,263,901	-	-	3,639,784	(113,343,186)	-	-
Non-current operating lease liabilities	120,867,585	-	-	-	227,555	-	-	-	9,386,163	483,118	-	-	-	-	-	1,190,447	-	-	-	-	-	-	-	84,425,481	574,819	-	6,171,375	-	-	-
Other non-current liabilities	39,795,558	-	-	-	-	(0)	-	-	697,576	1,300,210	-	-	-	-	-	329,077	-	-	-	-	-	36,463,033	-	-	(0)	(0)	417,732	-	188,210	76,912
Total liabilities	**4,167,113,471**	**586,402**	**54,606,057**	**(0)**	**64,737,358**	**12,308,597**	**52,708**	**37,064,810**	**194,463,946**	**87,528,247**	**338,533,108**	**2,468,676,883**	**303,304,324**	**2,194,257,972**	**556,607,475**	**20,001,593**	**6,270,452**	**-**	**16,197**	**180,811**	**170,379,141**	**12,721,227,379**	**-**	**1,002,173,201**	**17,425,731**	**23,930,883**	**1,641,932,044**	**(113,072,493)**	**116,647,991**	**11,486,931**
Stockholders' equity:																														
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,654,764 and 104,647,739 shares issued and outstanding, respectively at December 31, 2025	981,378	-	-	-	-	-	-	-	15	-	1	1	-	10	10	19,084,038	-	-	-	-	-	1,046,548	-	968,551	-	-	-	-	132	132
Common stock in treasury, at cost, 7,025 shares at December 31, 2025	(1,592,056)	-	-	-	-	-	-	-	0	-	-	-	-	-	-	-	-	-	-	-	-	(1,592,056)	-	-	(0)	-	-	-	-	-
Additional paid-in capital	1,565,134,288	-	36,282	39,409	281,649,795	2,838,235	121,560	35,148,677	703,213,971	795,365,514	-	-	-	22,165,801	44,999,990	238,609,104	74,761,881	74,283,749	128,810,998	225,277,855	-	2,596,233,205	278,119,398	4,989,539,060	4,087,788	433,270,468	68,500,904	686,205,457	9,002,443	65,883
Retained earnings	3,543,630,050	(577,865)	27,874,842	(17,757)	(27,927,410)	2,320,075	17,982	(17,443,773)	(116,968,230)	331,272,043	90,921,036	145,220,143	109,231,021	936,746,051	46,876,644	(49,111,453)	(17,408,232)	-	(53,022,320)	(98,210,270)	387,880,317	1,654,863,929	-	(193,928,604)	5,413,929	27,969,299	(5,715,877)	(318,951,542)	14,732,330	(1,403,075)
Accumulated other comprehensive loss, net	30,071,768	-	-	33,134	-	(1,295,880)	749	-	864,374	-	-	-	-	(2,020)	-	(86,733,084)	-	-	-	-	-	357,598	-	-	174,595	(122,733,794)	115,619,825	-	(1,876,398)	212,665
Total stockholders' equity	**5,138,225,428**	**(577,865)**	**27,911,124**	**54,786**	**253,722,385**	**3,862,431**	**140,291**	**17,704,903**	**587,110,129**	**1,126,637,557**	**90,921,037**	**145,220,144**	**109,231,021**	**958,909,842**	**91,876,644**	**121,848,605**	**57,353,649**	**74,283,749**	**75,788,679**	**127,067,585**	**387,880,317**	**4,250,909,223**	**278,119,398**	**4,796,579,006**	**9,676,312**	**338,505,973**	**178,404,851**	**367,253,916**	**21,858,508**	**(1,124,395)**
Total liabilities and equity	**9,305,338,899**	**8,537**	**82,517,181**	**54,786**	**318,459,743**	**16,171,028**	**192,999**	**54,769,713**	**781,574,075**	**1,214,165,804**	**429,454,145**	**2,613,897,027**	**412,535,344**	**3,153,167,814**	**648,484,119**	**141,850,198**	**63,624,101**	**74,283,749**	**75,804,876**	**127,248,397**	**558,259,457**	**16,972,136,602**	**278,119,398**	**5,798,752,208**	**27,102,043**	**362,436,856**	**1,820,336,895**	**254,181,423**	**138,506,499**	**10,362,536**

	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CXA Cboe Australia Pty Ltd	CXAPH Cboe Asia Pacific Holdings Ltd.	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Cboe Japan Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	NEON NEO Connect Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	VEST Cboe Vest, LLC	Eliminations
Current assets:																														
Cash and cash equivalents	1,309,829	-	1,348,477	76,929	-	12,547,819	3,778,443	6,488,501	865,285	0	1,711,138	10,503,306	-	-	-	-	7,070,361	1,885,314	-	-	-	-	-	938,530	100	-	-	28,171,009	-	0
Financial investments	-	-	-	-	-	-	-	-	-	-	84,790	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	487,222	-	-
Accounts receivable, net of $6.8 allowance for credit losses at December 31, 2025	2,883,763	145,768,530	11,214,037	24,471,169	135,016,358	1,017,114	2,711,327	4,857,881	931,818	-	679,676	2,290,966	0	546,718,679	1,971,956,341	23,161,007	2,585,943	11,388,193	394,047,819	-	171,134,530	89,973	4,988,350	256,770	5,539,945	12,843,032	4,052,143	4,556,262	23,487,448	(21,077,220,993)
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(600,000)
Income taxes receivable	-	-	122,283	-	-	9,103	-	302,403	-	-	13,951	6,455	-	-	-	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	1,254,478	-	118,992	-	-	6,495,319	71,677	20,723	711	-	8,746	339,053	(0)	1,445,617	2,374,665	-	24,242	31,627	67,234	-	319,445	-	-	-	-	9,060	-	1,169,219	-	600,000
Total current assets	**5,448,070**	**145,768,530**	**12,803,789**	**24,548,098**	**135,016,358**	**20,069,355**	**6,561,448**	**11,669,508**	**1,797,814**	**0**	**2,498,301**	**13,139,779**	**0**	**548,164,295**	**1,974,331,006**	**23,161,008**	**9,680,546**	**13,305,134**	**394,115,054**	**-**	**171,453,974**	**89,973**	**4,988,350**	**1,195,300**	**5,540,045**	**12,852,092**	**4,052,143**	**34,383,712**	**23,487,448**	**(21,077,220,993)**
Investments	-	-	-	-	1,962,323,068	-	3,892,193	-	-	-	-	-	10,000,000	-	-	-	-	-	-	6,363,930	-	-	38,738,213	224,717	1,657,874,062	-	26,109,744	-	2,928,217	(13,782,359,213)
Property and equipment, net	-	-	336,990	(0)	-	2,308,625	33,436	134,587	-	-	185,356	-	-	-	-	-	33,322	-	120,617	-	(3,326)	-	-	(109,416)	-	-	-	-	-	(1,826)
Operating lease right of use assets	-	-	679,903	-	7,943,877	7,512,145	534,453	-	-	-	312,262	1,398,305	-	-	-	-	567,684	-	-	-	-	-	-	-	-	34,926	-	-	-	-
Goodwill	-	-	-	-	-	-	136,981,242	-	-	-	-	-	-	-	-	41,617,442	-	-	-	-	31,018,568	-	-	-	105,336,844	6,680,000	-	19,628	-	0
Intangible assets, net	-	-	712,723	-	-	29,794,717	-	-	-	-	-	(0)	-	-	-	5,532,154	-	976,543	-	-	3,493,757	-	-	-	-	354,663	-	-	-	(1,675,229)
Other assets, net	-	-	69,712	(0)	-	1,520	92,503	928,761	-	-	63,475	688,400	-	11,890,982	27,589,733	-	104,792	-	(120,617)	-	38,981	-	2,561,826	109,416	-	-	-	-	-	1,001,826
Total assets	**5,448,070**	**145,768,530**	**14,603,116**	**24,548,098**	**2,105,283,303**	**59,686,363**	**148,095,275**	**12,732,856**	**1,797,814**	**0**	**3,059,395**	**15,226,485**	**10,000,000**	**560,055,277**	**2,001,920,739**	**70,310,603**	**10,386,343**	**14,281,677**	**394,115,054**	**6,363,930**	**206,001,954**	**89,973**	**46,288,389**	**1,420,017**	**1,768,750,951**	**19,921,681**	**30,161,887**	**34,403,340**	**26,415,664**	**(34,860,255,436)**
Current liabilities:																														
Accounts payable and accrued liabilities	2,982,302	40,831,701	11,291,981	26,890,482	357,756,028	8,617,732	2,662,249	3,357,698	1,341,023	0	495,476	4,247,972	0	493,781,486	1,942,782,085	30,126,172	8,256,443	3,517,739	79,900,194	-	106,101,465	3,888,393	5,749,796	128,225	52,627,027	17,238,370	14,115,721	11,479,235	2,511,845	(21,077,640,694)
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	219,910	-	-
Deferred revenue	-	655,775	-	-	-	-	-	-	-	-	-	-	-	250,000	287,500	-	-	-	-	-	2,364,797	-	-	-	-	-	-	-	-	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	(0)	-	-	(1,076)	-	(0)	11,899	-	-	-	-	-	-	0	10	-	-	-	(0)	-	8,027	-	-	-	-	-	-	-
Total current liabilities	**2,982,302**	**41,487,476**	**11,291,981**	**26,890,482**	**357,756,028**	**8,616,655**	**2,662,249**	**3,357,698**	**1,352,922**	**0**	**495,476**	**4,247,972**	**0**	**494,031,486**	**1,943,069,585**	**30,126,172**	**8,256,453**	**3,517,739**	**79,900,194**	**-**	**108,466,262**	**3,888,393**	**5,757,822**	**128,225**	**52,627,027**	**17,238,370**	**14,115,721**	**11,699,144**	**2,511,845**	**(21,077,640,694)**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	9	9,994	-	-	-	-	-	-	-	-	472,422	640,944	-	-	-	-	-	-	18,324	-	-	232,151	-	-	149,375	-	-
Deferred income taxes	-	-	-	(22,659)	41,329,210	9,503,449	-	-	-	-	-	-	-	(3,881,582)	(4,596,589)	3,360,002	19,485	-	-	-	3,034,625	(116,508)	-	-	8,265,836	(499,340)	1,210,007	(909,853)	-	-
Non-current operating lease liabilities	-	-	502,809	-	10,206,647	6,257,368	273,264	-	-	-	221,834	594,883	-	-	-	-	351,821	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	(0)	-	-	163,326	16,730	-	-	-	101,099	8,871	-	-	-	-	34,963	-	-	-	-	-	-	(2,181)	-	-	-	-	-	-
Total liabilities	**2,982,302**	**41,487,476**	**11,794,790**	**26,867,832**	**409,301,879**	**24,540,799**	**2,952,243**	**3,357,698**	**1,352,922**	**0**	**818,408**	**4,851,727**	**0**	**490,622,326**	**1,939,113,940**	**33,486,174**	**8,662,723**	**3,517,739**	**79,900,194**	**-**	**111,500,887**	**3,790,209**	**5,757,822**	**126,044**	**61,125,014**	**16,739,030**	**15,325,728**	**10,938,666**	**2,511,845**	**(21,077,640,694)**
Stockholders' equity:																														
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,654,764 and 104,647,739 shares issued and outstanding, respectively at December 31, 2025	-	-	132	-	1	-	-	-	337,281	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2	-	-	1	52,635	(20,508,112)
Common stock in treasury, at cost, 7,025 shares at December 31, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	13,687,074	2,296,078	1,351,427	61,419,915	2,056,799,002	52,300,688	149,107,663	92,396	647	1,047	-	59,171,247	31,014,813	-	10,000,000	56,065,466	724,042	6,363,930	1,891,363	(48,969,441)	11,139,610	(33,721,917)	46,651,343	1,165,570	1,660,870,078	5,451,303	21,000,000	6,968,161	29,839,256	(14,329,893,901)
Retained earnings	(11,221,307)	101,984,976	1,916,728	(63,739,649)	(360,817,579)	(5,038,070)	(8,412,714)	(106,207)	108,429	(192)	48,747	(41,662,772)	(21,014,813)	69,432,952	52,806,799	(19,241,037)	1,083,245	4,400,008	312,323,497	55,333,371	83,361,457	30,021,681	(4,316,016)	501,695	46,755,857	(2,268,652)	(6,163,841)	16,496,512	(5,988,072)	436,391,785
Accumulated other comprehensive loss, net	-	-	(459,961)	-	-	(12,117,054)	4,448,083	9,388,968	(1,465)	(854)	2,192,239	(7,133,717)	-	-	-	-	(83,667)	-	-	-	-	-	(1,804,760)	(373,293)	-	-	-	-	-	131,395,486
Total stockholders' equity	**2,465,767**	**104,281,054**	**2,808,326**	**(2,319,734)**	**1,695,981,424**	**35,145,564**	**145,143,032**	**9,375,158**	**444,893**	**(0)**	**2,240,986**	**10,374,758**	**10,000,000**	**69,432,952**	**62,806,799**	**36,824,430**	**1,723,620**	**10,763,938**	**314,214,860**	**6,363,930**	**94,501,067**	**(3,700,236)**	**40,530,567**	**1,293,973**	**1,707,625,937**	**3,182,651**	**14,836,159**	**23,464,674**	**23,903,819**	**(13,782,614,742)**
Total liabilities and equity	**5,448,070**	**145,768,530**	**14,603,116**	**24,548,098**	**2,105,283,303**	**59,686,363**	**148,095,275**	**12,732,856**	**1,797,814**	**0**	**3,059,395**	**15,226,485**	**10,000,000**	**560,055,277**	**2,001,920,739**	**70,310,603**	**10,386,343**	**14,281,677**	**394,115,054**	**6,363,930**	**206,001,954**	**89,973**	**46,288,389**	**1,420,017**	**1,768,750,951**	**19,921,681**	**30,161,887**	**34,403,340**	**26,415,664**	**(34,860,255,436)**

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2025
(unaudited)

Revenues:	Total	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited
Transaction and clearing fees	3,597,592,979	-	9,604,023	-	789,274	-	-	35,158,899	39,798,391	-
Access and capacity fees	408,779,386	-	439,371	-	48,874	-	-	241,740	22,516,945	-
Market data fees	326,600,135	-	-	-	-	-	-	360,824	7,005,431	-
Regulatory fees	285,385,461	-	-	-	-	-	-	532,778	-	-
Other revenue	95,847,940	-	566,967	-	289,474	4,955,973	140,262	-	91,181,776	-
Total revenue	**4,714,205,900**	**-**	**10,610,361**	**-**	**1,127,622**	**4,955,973**	**140,262**	**36,294,241**	**160,502,543**	**-**
Cost of revenues:										
Liquidity payments	1,709,703,047	-	-	-	-	-	-	-	8,352,324	-
Routing and clearing	80,338,962	-	344,960	-	-	-	-	5,948,269	598,059	-
Section 31 fees	238,707,833	-	-	-	-	-	-	531,026	-	-
Royalty fees and other cost of revenues	256,328,648	-	-	-	-	-	-	362	-	-
Total cost of revenues	**2,285,078,489**	**-**	**344,960**	**-**	**-**	**-**	**-**	**6,479,658**	**8,950,383**	**-**
Revenues less cost of revenues	**2,429,127,411**	**-**	**10,265,401**	**-**	**1,127,622**	**4,955,973**	**140,262**	**29,814,583**	**151,552,160**	**-**
Operating expenses:										
Compensation and benefits	500,753,811	10,219	6,021,050	-	650,938	3,045,081	-	11,723,117	34,379,794	-
Depreciation and amortization	122,380,097	-	92,150	-	9,847,300	23,073	-	188,755	17,280,108	53,618
Technology support services	107,572,268	-	1,003,484	-	203,248	76,836	-	3,801,305	11,708,512	-
Professional fees and outside services	91,528,042	-	1,151,606	1,404	251,294	1,163,569	135,704	4,275,365	2,184,911	137,052
Travel and promotional expenses	42,104,049	-	202,664	-	21,995	5,112	-	403,973	1,287,982	-
Facilities costs	26,112,811	-	189,288	-	20,431	80,079	-	369,109	2,254,747	230,305
Acquisition-related costs	332,157	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	46,717,122	-	-	-	-	-	-	-	-	-
Other expenses (income)	24,492,641	-	(8,644,389)	38	(2,993,339)	40,016	1,039	11,894,158	2,313,840	124,065
Total operating expenses	**961,992,998**	**10,219**	**15,853**	**1,442**	**8,001,868**	**4,433,767**	**136,743**	**32,655,780**	**71,409,894**	**545,041**
Operating income (loss)	**1,467,134,413**	**(10,219)**	**10,249,548**	**(1,442)**	**(6,874,246)**	**522,207**	**3,519**	**(2,841,197)**	**80,142,266**	**(545,041)**
Non-operating (expenses) income:										
Interest expense	(52,235,625)	-	-	-	-	-	-	-	23,110	(120,233)
Interest income	49,366,001	-	692,129	2,238	540,307	419	-	362,977	2,982,702	983,022
Earnings in investments	92,794,158	-	-	-	-	-	-	-	-	-
Other (expense) income, net	9,590,321	-	(221,536)	-	(75,381)	(172,221)	2	(64,771)	1,486,615	67,647,342
Total non-operating (expenses) income	**99,514,855**	**-**	**470,593**	**2,238**	**464,926**	**(171,802)**	**2**	**298,206**	**4,492,427**	**68,510,132**
Income (loss) before income tax provision (benefit):	**1,566,649,268**	**(10,219)**	**10,720,142**	**796**	**(6,409,320)**	**350,405**	**3,521**	**(2,542,991)**	**84,634,693**	**67,965,091**
Income tax provision (benefit)	466,589,271	-	2,296,056	2,206	(1,913,823)	(19,879)	(8,388)	-	21,167,401	(35,783)
Net income (loss)	**1,100,059,997**	**(10,219)**	**8,424,086**	**(1,409)**	**(4,495,497)**	**370,284**	**11,908**	**(2,542,991)**	**63,467,292**	**68,000,874**

Revenues:	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECANINC Cboe Canada Inc.	CBOECLEARDIG Cboe Clear U.S., LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC
Transaction and clearing fees	48,767,703	772,937,411	-	1,223,150,532	202,545,598	27,088,117	3,209	-	25,738	-
Access and capacity fees	29,527,207	61,520,858	-	117,525,518	35,406,366	3,189,310	-	-	-	-
Market data fees	11,169,273	55,531,795	-	32,913,423	4,310,914	13,722,901	-	-	-	-
Regulatory fees	13,637,940	94,496,498	-	66,016,111	6,576,774	-	-	-	1,000	-
Other revenue	-	5,050,834	-	3,184,457	-	3,299,205	158,665	-	-	-
Total revenue	**103,102,123**	**989,537,396**	**-**	**1,442,790,040**	**248,839,652**	**47,299,533**	**161,874**	**-**	**26,738**	**-**
Cost of revenues:										
Liquidity payments	27,591,938	717,285,923	-	10,376,238	147,626,040	14,648,323	67,500	-	595,000	-
Routing and clearing	-	-	-	2,000,429	-	10,250	-	-	-	-
Section 31 fees	13,028,960	91,901,050	-	29,831,661	3,306,968	-	-	-	-	-
Royalty fees and other cost of revenues	-	261,813	-	195,754,259	1,533,492	(2,271)	81,237	-	-	-
Total cost of revenues	**40,620,898**	**809,448,785**	**-**	**237,962,587**	**152,466,500**	**14,656,302**	**148,737**	**-**	**595,000**	**-**
Revenues less cost of revenues	**62,481,225**	**180,088,610**	**-**	**1,204,827,453**	**96,373,152**	**32,643,231**	**13,137**	**-**	**(568,262)**	**-**
Operating expenses:										
Compensation and benefits	4,092,394	44,571,984	-	110,639,561	16,726,516	10,120,882	8,521,972	-	1,844,297	-
Depreciation and amortization	363,353	4,241,176	-	11,608,096	1,681,485	4,737,305	-	-	75,267	-
Technology support services	934,678	9,067,654	-	20,437,010	3,128,968	2,769,237	1,186,615	-	349,888	-
Professional fees and outside services	2,099,510	13,010,712	-	39,628,048	6,058,960	5,718,391	1,410,607	-	334,955	-
Travel and promotional expenses	315,481	2,869,711	-	18,057,381	900,046	939,768	118,624	-	794	-
Facilities costs	209,383	2,464,365	-	6,776,435	1,081,323	439,153	-	-	-	-
Acquisition-related costs	-	-	-	-	-	293,145	14,407	-	4,629	-
Impairment of intangible assets	-	-	-	-	-	17,694,887	-	-	-	-
Other expenses (income)	230,272	2,341,274	-	6,135,190	889,705	672,719	45,366	-	15,787	2,145
Total operating expenses	**8,245,072**	**78,566,875**	**-**	**213,281,720**	**30,467,004**	**43,385,486**	**11,297,591**	**-**	**2,625,618**	**2,145**
Operating income (loss)	**54,236,153**	**101,521,736**	**-**	**991,545,734**	**65,906,148**	**(10,742,255)**	**(11,284,454)**	**-**	**(3,193,880)**	**(2,145)**
Non-operating (expenses) income:										
Interest expense	-	-	-	-	-	-	-	-	-	-
Interest income	-	37,012	-	-	44,403	1,126,169	2,032,581	-	263,885	437
Earnings in investments	-	-	84,205,522	-	-	-	-	-	-	-
Other (expense) income, net	-	-	-	(1,122,928)	-	(640,892)	(11,925)	-	(15,303)	10,629
Total non-operating (expenses) income	**-**	**37,012**	**84,205,522**	**(1,122,928)**	**44,403**	**485,277**	**2,020,656**	**-**	**248,582**	**11,065**
Income (loss) before income tax provision (benefit):	**54,236,153**	**101,558,748**	**84,205,522**	**990,422,806**	**65,950,551**	**(10,256,978)**	**(9,263,798)**	**-**	**(2,945,298)**	**8,920**
Income tax provision (benefit)	15,408,840	29,126,494	25,449,986	291,082,828	19,625,491	(2,853,432)	-	-	-	-
Net income (loss)	**38,827,313**	**72,432,254**	**58,755,536**	**699,339,978**	**46,325,060**	**(7,403,545)**	**(9,263,798)**	**-**	**(2,945,298)**	**8,920**

Revenues:	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV
Transaction and clearing fees	102,924,437	-	-	-	-	-	62,933,465	-	99,052,737	-
Access and capacity fees	22,690,186	-	-	(4,595)	-	-	3,731,804	-	10,928,638	-
Market data fees	9,868,092	(18,100)	-	(120,639)	-	-	-	-	15,219,983	445,919
Regulatory fees	67,500	-	-	-	-	-	-	-	-	-
Other revenue	-	10,244,306	-	-	23,912,556	2,847,623	64,777,766	-	13,532,108	1,130,718
Total revenue	**135,550,215**	**10,226,206**	**-**	**(125,234)**	**23,912,556**	**2,847,623**	**131,443,036**	**-**	**138,733,466**	**1,576,637**
Cost of revenues:										
Liquidity payments	5,031,739	-	-	-	-	-	-	-	32,581,320	-
Routing and clearing	-	-	-	-	-	-	20,374,188	-	1,103,159	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	3,926,542	-	-	-	-	-	41,978,151	-	-	-
Total cost of revenues	**8,958,281**	**-**	**-**	**-**	**-**	**-**	**62,352,339**	**-**	**33,684,479**	**-**
Revenues less cost of revenues	**126,591,933**	**10,226,206**	**-**	**(125,234)**	**23,912,556**	**2,847,623**	**69,090,697**	**-**	**105,048,987**	**1,576,637**
Operating expenses:										
Compensation and benefits	22,850,039	3,748,993	-	(123,452)	18,506,259	2,650,604	25,924,672	-	9,280,772	-
Depreciation and amortization	2,249,311	5,625,088	-	40,236,667	620,584	7,585	7,549,613	-	49,086	-
Technology support services	3,592,593	4,093,392	-	-	876,198	377	11,298,376	-	1,214,679	503,694
Professional fees and outside services	4,213,268	14,853,011	-	-	745,776	11,199	16,008,870	-	85,327,489	614,288
Travel and promotional expenses	3,512,986	485,918	-	152	704,121	26,511	715,597	-	1,383,737	4,236
Facilities costs	1,030,921	561,742	-	-	964,260	-	1,566,754	-	520,140	-
Acquisition-related costs	(67,633)	38,050	-	-	-	49,559	-	-	-	-
Impairment of intangible assets	-	2,652,760	-	-	-	-	5,607,113	-	-	-
Other expenses (income)	1,115,670	563,749	-	1,574	134,566	2,253	1,045,161	-	748,893	(12,609)
Total operating expenses	**38,497,155**	**32,622,702**	**-**	**40,114,940**	**22,551,763**	**2,748,087**	**69,716,158**	**-**	**98,524,797**	**1,109,609**
Operating income (loss)	**88,094,779**	**(22,396,497)**	**-**	**(40,240,174)**	**1,360,793**	**99,535**	**(625,460)**	**-**	**6,524,190**	**467,028**
Non-operating (expenses) income:										
Interest expense	-	(43,774,445)	-	-	-	-	(8,534,571)	-	(30)	-
Interest income	121,373	37,251,480	-	-	-	-	(2,699)	-	429,607	-
Earnings in investments	-	2,635,366	-	-	-	-	-	-	-	-
Other (expense) income, net	-	1,000,183,214	-	203,030,303	167,689	7,088,389	430,266	-	(373,576)	107,896
Total non-operating (expenses) income	**121,373**	**996,295,614**	**-**	**203,030,303**	**167,689**	**7,088,389**	**(8,107,004)**	**-**	**56,001**	**107,896**
Income (loss) before income tax provision (benefit):	**88,216,151**	**973,899,117**	**-**	**162,790,129**	**1,528,482**	**7,187,924**	**(8,732,464)**	**-**	**6,580,191**	**574,923**
Income tax provision (benefit)	-	18,791,808	-	6,971,866	(28,099)	160,202	(221,167)	(13,212,738)	2,088,595	-
Net income (loss)	**88,216,151**	**955,107,309**	**-**	**155,818,263**	**1,556,581**	**7,027,722**	**(8,511,297)**	**13,212,738**	**4,491,596**	**574,923**

Revenues:	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CXA Cboe Australia Pty Ltd	CXAPH Cboe Asia Pacific Holdings Ltd.	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd
Transaction and clearing fees	238,628	-	-	-	-	2,878,832	-	-	-	-
Access and capacity fees	-	16,500	-	-	-	6,547,080	-	-	-	-
Market data fees	-	54,113,273	20,585	-	-	19,010,706	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-
Other revenue	-	-	1,310,319	94,433	-	703,257	3,163,520	15,893,308	479,801	-
Total revenue	**238,628**	**54,129,773**	**1,330,904**	**94,433**	**-**	**29,139,875**	**3,163,520**	**15,893,308**	**479,801**	**-**
Cost of revenues:										
Liquidity payments	-	-	-	-	-	7,990	-	-	-	-
Routing and clearing	150,876	-	-	-	-	26,556	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	12,788,060	-	-	-	44,775	-	-	-	-
Total cost of revenues	**150,876**	**12,788,060**	**-**	**-**	**-**	**79,321**	**-**	**-**	**-**	**-**
Revenues less cost of revenues	**87,752**	**41,341,713**	**1,330,904**	**94,433**	**-**	**29,060,554**	**3,163,520**	**15,893,308**	**479,801**	**-**
Operating expenses:										
Compensation and benefits	1,423,064	842,854	1,836,073	-	52,446,504	5,676,429	2,115,264	12,840,016	-	-
Depreciation and amortization	-	-	294,766	-	-	4,144,951	687	52,312	-	-
Technology support services	250,991	53,715	348,568	-	-	2,771,010	52,132	431,439	-	-
Professional fees and outside services	439,906	88,526	41,353	-	594	15,903,681	341,673	190,164	430,166	743
Travel and promotional expenses	36,007	382	15,143	-	(130)	810,807	101,361	111,330	-	-
Facilities costs	29,455	-	130,200	(215,280)	(13,882)	1,266,197	356,905	-	-	-
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	54,236	-	16,497	0	22,411	(749,407)	81,502	1,369,992	163	(645)
Total operating expenses	**2,233,658**	**985,477**	**2,682,601**	**(215,280)**	**52,455,497**	**29,823,669**	**3,049,523**	**14,995,252**	**430,329**	**98**
Operating income (loss)	**(2,145,907)**	**40,356,236**	**(1,351,697)**	**309,713**	**(52,455,497)**	**(763,115)**	**113,997**	**898,057**	**49,472**	**(98)**
Non-operating (expenses) income:										
Interest expense	-	-	(1,154)	-	(2,798)	-	-	-	-	-
Interest income	107,245	-	-	1,009,118	89	557,046	13	214,963	-	218
Earnings in investments	-	-	930,839	-	-	-	-	-	-	-
Other (expense) income, net	-	(38,474)	351,736	-	128,002,080	18,106	293,330	18,251	(383)	468
Total non-operating (expenses) income	**107,245**	**(38,474)**	**1,281,421**	**1,009,118**	**127,999,370**	**575,152**	**293,343**	**233,214**	**(383)**	**686**
Income (loss) before income tax provision (benefit):	**(2,038,661)**	**40,317,762**	**(70,276)**	**1,318,831**	**75,543,873**	**(187,963)**	**407,340**	**1,131,270**	**49,089**	**588**
Income tax provision (benefit)	-	10,744,267	(423,828)	255,357	7,977,143	44,603	-	287,046	11,804	-
Net income (loss)	**(2,038,661)**	**29,573,495**	**353,553**	**1,063,474**	**67,566,730**	**(232,566)**	**407,340**	**844,225**	**37,285**	**588**

Revenues:	CXGTP Chi-X Global Technology	CXJ Cboe Japan Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hamweck Associates, LLC	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC
Transaction and clearing fees	-	5,235,348	-	69,241,406	749,852,580	-	-	11,951,625	67,757,225	-
Access and capacity fees	-	2,236,813	-	29,222,842	51,475,759	-	-	-	11,072,328	-
Market data fees	-	1,309,659	-	12,670,923	50,163,509	-	-	24,000	1,560,051	-
Regulatory fees	-	-	-	11,190,446	92,866,414	-	-	-	-	-
Other revenue	2,386,903	719,405	-	19,592	169,000	-	3,694,453	5,852	1,135,488	-
Total revenue	**2,386,903**	**9,501,225**	**-**	**122,345,209**	**944,527,262**	**-**	**3,694,453**	**11,981,477**	**81,525,092**	**-**
Cost of revenues:										
Liquidity payments	-	-	-	61,010,346	684,535,296	-	-	-	-	-
Routing and clearing	-	-	-	-	1,070,486	-	-	-	1,723,072	-
Section 31 fees	-	-	-	10,310,134	89,798,034	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	-	864,063	-
Total cost of revenues	**-**	**-**	**-**	**71,320,480**	**775,403,816**	**-**	**-**	**-**	**2,587,135**	**-**
Revenues less cost of revenues	**2,386,903**	**9,501,225**	**-**	**51,024,729**	**169,123,446**	**-**	**3,694,453**	**11,981,477**	**78,937,957**	**-**
Operating expenses:										
Compensation and benefits	1,646,044	6,855,921	-	4,147,206	66,146,097	-	3,195,243	1,369,067	1,323	-
Depreciation and amortization	96,642	2,345,865	-	373,552	6,291,899	1,077,692	65,971	-	-	-
Technology support services	118,967	3,106,491	-	1,030,510	12,783,245	82,067	114,796	142,902	374,361	-
Professional fees and outside services	101,414	2,559,478	-	2,059,508	16,463,108	3,312,841	94,243	1,066,299	8,273,873	-
Travel and promotional expenses	42,901	87,417	-	330,590	4,190,331	-	164,498	20,479	147,585	-
Facilities costs	192,017	603,428	-	208,945	3,681,369	-	230,143	11,782	-	-
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	20,762,362	-	-	-	-	-	-	-	-
Other expenses (income)	147,493	1,709,280	-	234,735	3,465,583	-	57,227	25,742	43,431	(0)
Total operating expenses	**2,345,477**	**38,030,242**	**-**	**8,385,046**	**113,021,633**	**4,472,600**	**3,922,121**	**2,636,273**	**8,840,573**	**(0)**
Operating income (loss)	**41,425**	**(28,529,017)**	**-**	**42,639,683**	**56,101,813**	**(4,472,600)**	**(227,668)**	**9,345,204**	**70,097,384**	**0**
Non-operating (expenses) income:										
Interest expense	-	(982)	-	-	-	-	-	-	-	-
Interest income	691	-	-	-	41,662	-	-	60,253	-	-
Earnings in investments	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	26,303	43,922	75,000,000	-	-	(185,282)	317,884	8,281	(200,811)	8,000,000
Total non-operating (expenses) income	**26,994**	**42,939**	**75,000,000**	**-**	**41,662**	**(185,282)**	**317,884**	**68,533**	**(200,811)**	**8,000,000**
Income (loss) before income tax provision (benefit):	**68,419**	**(28,486,077)**	**75,000,000**	**42,639,683**	**56,143,476**	**(4,657,882)**	**90,216**	**9,413,737**	**69,896,573**	**8,000,000**
Income tax provision (benefit)	19,667	(4,592,627)	-	11,904,930	15,957,922	(1,101,764)	42,933	-	-	-
Net income (loss)	**48,752**	**(23,893,450)**	**75,000,000**	**30,734,753**	**40,185,554**	**(3,556,118)**	**47,283**	**9,413,737**	**69,896,573**	**8,000,000**

Revenues:	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	NEON NEO Connect Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	VEST Cboe Vest, LLC	Eliminations
Transaction and clearing fees	-	-	-	-	-	-	-	70,441,770	-	(4,783,967)
Access and capacity fees	1,579,715	-	-	-	-	-	-	-	-	(1,133,871)
Market data fees	38,785,741	-	-	-	-	-	-	-	-	(1,468,128)
Regulatory fees	-	-	-	-	-	-	-	-	-	-
Other revenue	2,510,687	-	-	310,747	-	-	-	-	-	(162,021,518)
Total revenue	**42,876,143**	**-**	**-**	**310,747**	**-**	**-**	**-**	**70,441,770**	**-**	**(169,407,483)**
Cost of revenues:										
Liquidity payments	-	-	-	-	-	-	-	-	-	(6,929)
Routing and clearing	-	-	-	-	-	-	-	50,662,442	-	(3,673,784)
Section 31 fees	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	5,363	-	-	-	-	-	-	190,530	-	(1,097,729)
Total cost of revenues	**5,363**	**-**	**-**	**-**	**-**	**-**	**-**	**50,852,972**	**-**	**(4,778,443)**
Revenues less cost of revenues	**42,870,780**	**-**	**-**	**310,747**	**-**	**-**	**-**	**19,588,797**	**-**	**(164,629,041)**
Operating expenses:										
Compensation and benefits	-	-	-	-	-	-	-	5,027,016	-	-
Depreciation and amortization	1,011,816	-	-	-	-	94,327	-	-	-	-
Technology support services	9,023,698	-	-	-	-	26,710	-	4,117,722	-	(3,503,803)
Professional fees and outside services	648,497	-	14,460	10,960	-	-	-	1,692,260	-	(161,541,696)
Travel and promotional expenses	2,685,215	-	-	-	-	-	-	1,403,344	-	-
Facilities costs	8,362	-	-	-	-	104,678	-	759,043	-	1,014
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	398,687	-	(5,525)	16,805	-	595	-	936,697	-	-
Total operating expenses	**13,776,276**	**-**	**8,935**	**27,764**	**-**	**226,310**	**-**	**13,936,082**	**-**	**(165,044,485)**
Operating income (loss)	**29,094,504**	**-**	**(8,935)**	**282,983**	**-**	**(226,310)**	**-**	**5,652,715**	**-**	**415,445**
Non-operating (expenses) income:										
Interest expense	-	-	55,247	-	-	-	-	-	-	120,233
Interest income	-	-	-	-	120,233	-	-	506,660	-	(120,233)
Earnings in investments	-	-	-	-	-	-	5,022,430	-	-	-
Other (expense) income, net	1,627	-	-	1,632	-	-	-	-	9,424,112	(1,488,946,272)
Total non-operating (expenses) income	**1,627**	**-**	**55,247**	**1,632**	**120,233**	**-**	**5,022,430**	**506,660**	**9,424,112**	**(1,488,946,272)**
Income (loss) before income tax provision (benefit):	**29,096,131**	**-**	**46,312**	**284,615**	**120,233**	**(226,310)**	**5,022,430**	**6,159,375**	**9,424,112**	**(1,488,530,827)**
Income tax provision (benefit)	8,291,259	3,630	(52,122)	-	(864,373)	(134,497)	1,200,656	1,831,089	1,307,713	-
Net income (loss)	**20,804,872**	**(3,630)**	**98,434**	**284,615**	**984,606**	**(91,813)**	**3,821,774**	**4,328,286**	**8,116,399**	**(1,488,530,827)**

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2025

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	136,151
Receivables from affiliates, net		788,207
Other receivables		5,790
Total current assets		930,148
Investments		333
Data processing software, net of accumulated amortization of $57,959		295
Goodwill and intangibles, net		35
Deferred income taxes, net		38,242
Notes receivable, net		14,985
Total assets	$	984,038
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	78,030
Payables to affiliates, net		324,377
Deferred revenue		2,645
Current portion of unrecognized tax benefits		157,989
Total current liabilities		563,041
Unrecognized tax benefits		10,613
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Retained earnings		383,417
Total stockholder's equity		410,384
Total liabilities and stockholder's equity	$	984,038

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(in thousands)

Revenues:		
Transaction fees	$	1,233,733
Access and capacity fees		117,526
Market data fees		32,913
Regulatory fees		66,032
Other revenue		3,184
Total revenues		1,453,388
Cost of revenues:		
Liquidity payments		10,376
Routing and clearing		12,583
Regulatory fees		29,848
Royalty fees		195,754
Total cost of revenues		248,561
Revenues less cost of revenues		1,204,827
Operating expenses:		
Compensation and benefits		110,640
Management fee		17,039
Depreciation and amortization		488
Technology support services		20,437
Professional fees and outside services		40,859
Travel and promotional expenses		18,057
Facilities costs		6,776
Other expenses		217
Total operating expenses		214,513
Operating income		990,314
Non-operating expense:		
Other expense		1,123
Income before income tax provision		989,191
Income tax provision		291,129
Net income	$	698,062

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(in thousands)

	Common Stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ —	$ 26,967	$ 335,355	$ 362,322
Dividend to Parent	—	—	(650,000)	(650,000)
Net income	—	—	698,062	698,062
Balance at December 31, 2025	$ —	$ 26,967	$ 383,417	$ 410,384

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(in thousands)

Cash flows from operating activities:		
Net income	$	698,062
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		488
Deferred income tax benefit		(5,726)
Changes in assets and liabilities:		
Accounts receivable		(32,240)
Receivables from affiliates, net		(340,150)
Other receivables		26,985
Accounts payable and accrued liabilities		15,276
Section 31 fees payable		(22,617)
Payables to affiliates, net		289,670
Deferred revenue		217
Unrecognized tax benefits		20,035
Net cash provided by operating activities		650,000
Cash flows used in financing activities:		
Dividend to Parent		(650,000)
Net cash used in financing activities		(650,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	246,214

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held. The Company shares equal investment with four other stockholder exchanges, and therefore cannot exercise significant influence over the OCC.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(h) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based upon the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the provision for income taxes within the statement of income.

(i) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis.

(in thousands, unless otherwise noted)

Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Proprietary market data also includes revenue from various licensing agreements. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue is a single performance obligation primarily earned through the administration of the day-to-day business functions of the OPRA Securities Information Processor ("SIP"). The administrative fee was last renewed in 2025 for a period of two years and is subject to an increase of the lesser of (a) 5 percent or (b) the cost-of-living adjustment for social security recipients each year. The revenue is recognized quarterly when the performance obligations above are met.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2025. Under OCC's current capital management policy, which was approved by the SEC on September 30, 2024, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders have any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have

(in thousands, unless otherwise noted)

the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2025 is $333 thousand.

(4) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 10 ("Commitments and Contingencies") for more information. As of December 31, 2025, the notes receivable, net balance was $15.0 million. In 2025, the Company reclassified $2.2 million to the current portion of notes receivable within other receivables within the statement of financial condition.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 110,640
Management fee	17,039
Technology support services	20,417
Professional fees and outside services	28,637
Travel and promotional expenses	5,255
Facilities costs	6,530
	$ 188,518

(in thousands, unless otherwise noted)

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:		
Transaction fees	$	2,181
Access and capacity fees		133
	$	2,314
Cost of Revenues:		
Routing and clearing fees	$	10,583
Regulatory fees		16
Liquidity payments		1
	$	10,600

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 10% of its total revenues from a single customer in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(in thousands, unless otherwise noted)

(7) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Royalties	$	54,441
Marketing fee payable		10,395
Accounts payable		8,036
Accrued liabilities		5,158
	$	78,030

(8) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Liquidity provider sliding scale	$ 2,400	$ 7,200	$ (7,195)	$ 2,405
Other, net	28	725	(513)	240
Total deferred revenue	$ 2,428	$ 7,925	$ (7,708)	$ 2,645

(in thousands, unless otherwise noted)

(9) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:		
Unrecognized tax benefits	$	38,468
Allowance for credit losses		330
Investments		236
Subtotal		39,034
Valuation allowance		(236)
Total deferred tax assets	$	38,798
Deferred tax liabilities:		
Property and equipment, net	$	(89)
Prepaid expenses		(467)
Total deferred tax liabilities		(556)
Net deferred tax assets	$	38,242

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.2 million was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	189,233
State		107,622
Total current tax expense		296,855
Deferred income tax benefit:		
Federal		(4,103)
State		(1,623)
Total deferred income tax benefit		(5,726)
Income tax provision	$	291,129

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	194,150
State		52,064
Total cash paid for income taxes, net	$	246,214

(in thousands, unless otherwise noted)

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	27,054
Others		25,010
	$	52,064

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	207,730	21.0 %
Increase (decrease) in income tax resulting from:			
Impact of federal, state, and local tax law and rate changes, net (1)		68,866	7.0 %
Effect of changes in tax laws or rates		(756)	(0.1)%
Changes in unrecognized tax benefits		15,305	1.5 %
Valuation allowance		(489)	0.0 %
Other adjustments		473	0.0 %
Income tax provision	$	291,129	29.4 %

(1) Illinois, New York, and New York City taxes make up the majority (greater than 50 percent) of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2024	$	113,121
Gross increases on unrecognized tax benefits in current period		1,768
Gross increases on unrecognized tax benefits in prior period		10,347
Gross decreases on unrecognized tax benefits in prior period		(5,510)
Settlement with taxing authorities		(431)
Balance at December 31, 2025	$	119,295

As of December 31, 2025, the Company had $94.2 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months.

The Company had accrued interest and penalties of $49.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties decreased by $13.9 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $276.8 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these

(in thousands, unless otherwise noted)

examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(10) Commitments and Contingencies

Legal Proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the consolidated financial statements to not be misleading. The Company does not record liabilities when the likelihood of the liability being incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections, or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities

(in thousands, unless otherwise noted)

exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total $7.0 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 11 ("Subsequent Events").

(11) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $147.4 million. The Company had reserved $154.8 million for uncertain tax positions associated with this resolution.

(in thousands, unless otherwise noted)

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to each of the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2025.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2025

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	13,950
Receivables from affiliates, net		93,922
Other receivables		1,214
Total current assets		109,086
Deferred income taxes, net		2,701
Notes receivable, net		10,365
Total assets	$	122,152
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	7,296
Payables to affiliates, net		22,533
Current portion of unrecognized tax benefits		9,882
Total current liabilities		39,711
Unrecognized tax benefits		371
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		48,684
Retained earnings		33,386
Total stockholder's equity		82,070
Total liabilities and stockholder's equity	$	122,152

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(in thousands)

Revenues:		
Transaction fees	$	204,933
Access and capacity fees		35,406
Market data fees		4,311
Regulatory fees		6,581
Total revenues		251,231
Cost of revenues:		
Liquidity payments		147,626
Routing and clearing		2,388
Regulatory fees		3,311
Royalty fees		1,533
Total cost of revenues		154,858
Revenues less cost of revenues		96,373
Operating expenses:		
Compensation and benefits		16,727
Management fee		2,571
Technology support services		3,129
Professional fees and outside services		6,059
Travel and promotional expenses		900
Facilities costs		1,081
Total operating expenses		30,467
Operating income		65,906
Non-operating income:		
Interest income		44
Income before income tax provision		65,950
Income tax provision		19,625
Net income	$	46,325

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(in thousands)

	Common Stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ —	$ 48,684	$ 32,061	$ 80,745
Dividend to Parent	—	—	(45,000)	(45,000)
Net income	—	—	46,325	46,325
Balance at December 31, 2025	$ —	$ 48,684	$ 33,386	$ 82,070

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(in thousands)

Cash flows from operating activities:		
Net income	$	46,325
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(158)
Changes in assets and liabilities:		
Accounts receivable		(2,068)
Receivables from affiliates, net		(24,684)
Other receivables		6,934
Accounts payable and accrued liabilities		757
Section 31 fees payable		(2,568)
Payables to affiliates, net		19,585
Deferred revenue		(192)
Unrecognized tax benefits		1,069
Net cash provided by operating activities		45,000
Cash flows used in financing activities:		
Dividend to Parent		(45,000)
Net cash used in financing activities		(45,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	13,888

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. (“the Company” or “C2”), a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is a market for the trading of exclusive options on various market indices (“index options”), as well as on non-exclusive “multi-listed” options, such as options on the stocks of individual corporations (“equity options”) and options on other exchange-traded products (“ETP options”), such as exchange-traded funds (“ETF options”), exchange-traded notes (“ETN options”), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

(in thousands, unless otherwise noted)

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order

(in thousands, unless otherwise noted)

became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2025, the notes receivable, net balance was $10.4 million. In 2025, the Company reclassified $2.2 million to the current portion of notes receivable within other receivables within the statement of financial condition.

The following represents the changes in allowance for credit losses for the year ended December 31, 2025.

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 16,727
Management fee	2,571
Technology support services	3,080
Professional fees and outside services	2,060
Travel and promotional expenses	900
Facilities costs	976
	$ 26,314

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 191
Access and capacity fees	136
	$ 327
Cost of revenues:	
Routing and clearing fees	$ 2,388
Regulatory fees	4
	$ 2,392

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 28% of its total revenues from its largest two customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(in thousands, unless otherwise noted)

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Accounts payable	$	6,568
Accrued liabilities		728
	$	7,296

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024		Cash Additions		Revenue Recognition		Balance at December 31, 2025	
Options Regulatory Fee (1)	$	192	$	—	$	(192)	$	—
Total deferred revenue	$	192	$	—	$	(192)	$	—

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(8) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2025:

Deferred tax assets:		
Unrecognized tax benefits	$	2,339
Allowance for credit losses		370
Investments		37
Subtotal		2,746
Valuation allowance		(37)
Total deferred tax assets	$	2,709
Deferred tax liabilities:		
Prepaid expenses		(8)
Total deferred tax liabilities		(8)
Net deferred tax assets	$	2,701

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $37 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	12,411
State		7,372
Total current tax expense		19,783
Deferred income tax benefit:		
Federal		(65)
State		(93)
Total deferred income tax benefit		(158)
Income tax provision	$	19,625

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	10,428
State		3,460
Total income taxes paid	$	13,888

(in thousands, unless otherwise noted)

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,514
Pennsylvania		716
Others		1,230
	$	3,460

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	13,850	21.0 %
Increase (decrease) in income tax resulting from:			
Impact of federal, state, and local tax law and rate changes, net (1)		5,019	7.6 %
Effect of changes in tax laws or rates		(89)	(0.1)%
Changes in unrecognized tax benefits		785	1.2 %
Valuation allowances		(12)	0.0 %
Other adjustments		72	0.1 %
Income tax provision and effective income tax rate	$	19,625	29.8 %

(1) Illinois, New York, and New York City taxes make up the majority (greater than 50 percent) of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2024	$	7,349
Additions for current year tax positions		—
Additions for prior year tax positions		324
Reduction for prior year tax positions		(191)
Settlement with taxing authorities		(9)
Balance at December 31, 2025	$	7,473

As of December 31, 2025, the Company had $5.9 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months.

The Company had accrued interest and penalties of $2.8 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $0.9 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $18.7 million for income tax liabilities. Such payable is included in payables to affiliates and is settled with the Parent annually.

The Company’s open tax years are 2015 through 2025 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2025, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the consolidated financial statements to not be misleading. The Company does not record liabilities when the likelihood of the liability being incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company’s assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections, or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

(in thousands, unless otherwise noted)

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and

(in thousands, unless otherwise noted)

Commodity Exchange Act as well as members’ compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 10 (“Subsequent Events”).

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $9.5 million. The Company had reserved $9.9 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model (“2026 Revised CAT Funding Model Order”). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to each of the buyer, seller and market regulator in transactions reportable to the CAT (“executed equivalent shares”). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association (“ASA”) and Citadel Securities, LLC (“Citadel”) filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit (“11th Circuit”). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2025.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	6,426
Receivables from affiliates, net		50,343
Other receivables		1,419
Prepaid expenses		19
Total current assets		58,207
Deferred income taxes		4,132
Notes receivable, net		11,216
Total assets	$	73,555
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable		737
Payables to affiliates, net		16,330
Deferred revenue		248
Current portion of unrecognized tax benefits		16,026
Total current liabilities		33,341
Unrecognized tax benefits		526
Stockholder's equity:		
Retained earnings		39,688
Total stockholder's equity		39,688
Total liabilities and stockholder's equity	$	73,555

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Income

Year ended December 31, 2025

(In thousands)

Revenue:	
Transaction fees	$ 54,300
Access and capacity fees	29,527
Market data fees	11,169
Regulatory fees	14,216
Total revenues	109,212
Cost of revenues:	
Liquidity payments	27,592
Routing and clearing	5,532
Regulatory fees	13,607
Total cost of revenues	46,731
Revenues less cost of revenues	62,481
Operating expenses:	
Compensation and benefits	4,092
Management fee	576
Technology support services	935
Professional fees and outside services	2,100
Travel and promotional expenses	315
Facilities costs	209
Other expenses	18
Total operating expenses	8,245
Income before income tax provision	54,236
Income tax provision	15,409
Net income	$ 38,827

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 40,861	$ 40,861
Dividend to Parent	(40,000)	(40,000)
Net income	38,827	38,827
Balance at December 31, 2025	$ 39,688	$ 39,688

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Cash Flows

Year ended December 31, 2025

(In thousands)

Cash flows from operating activities:		
Net income	$	38,827
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(355)
Changes in assets and liabilities:		
Accounts receivable		3,383
Receivables from affiliates, net		(13,958)
Other receivables		5,260
Prepaid expenses		(19)
Accounts payable		(178)
Section 31 fees payable		(8,690)
Payables to affiliates, net		14,990
Deferred revenue		(7)
Unrecognized tax benefits		747
Net cash provided by operating activities		40,000
Cash flows used in financing activities:		
Dividend to Parent		(40,000)
Net cash used in financing activities		(40,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	12,581

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. ("the Company" or "BYX"), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(In thousands, unless otherwise noted)

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 ("Commitments and Contingencies") for more information. As of December 31, 2025, the long-term notes receivable, net balance was $11.2 million. In 2025, the Company reclassified $2.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

(In thousands, unless otherwise noted)

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$	4,092
Management fee		576
Technology support services		662
Professional fees and outside services		499
Travel and promotional expenses		315
Facilities costs		209
	$	6,353

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:		
Transaction fees	$	194
Access and capacity fees		140
	$	334
Cost of Revenues:		
Routing and clearing fees	$	5,532
Regulatory fees		578
	$	6,110

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 10% of its total revenues from a single customer in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 255	$ 254	$ (261)	$ 248
Total deferred revenue	$ 255	$ 254	$ (261)	$ 248

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(In thousands, unless otherwise noted)

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:		
Unrecognized tax benefits	$	3,865
Allowance for credit losses		272
Total deferred tax assets	$	4,137
Deferred tax liabilities:		
Prepaid expenses	$	(5)
Total deferred tax liabilities		(5)
Net deferred tax asset	$	4,132

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	10,318
State		5,446
Total current tax expense		15,764
Deferred income tax benefit		
Federal		(146)
State		(209)
Total deferred income tax benefit		(355)
Income tax provision	$	15,409

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal		9,872
State		2,709
Total cash paid for income taxes, net	$	12,581

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,474
Others		1,235
	$	2,709

(In thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	11,390	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		3,706	6.9 %
Changes in tax laws or rates		(137)	(0.3)%
Cross-border tax laws		(86)	(0.2)%
Changes in unrecognized tax benefits		524	1.0 %
Other		12	0.0 %
Income tax provision	$	15,409	28.4 %

____

(1) Illinois, New York, and New York City taxes make up the majority of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	10,685
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		225
Gross decreases on unrecognized tax benefits in prior period		(657)
Settlement with taxing authorities		(13)
Balance at December 31, 2025	$	10,240

As of December 31, 2025, the Company had $8.1 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $6.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $1.2 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $15.0 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(8) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is

(In thousands, unless otherwise noted)

believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

(In thousands, unless otherwise noted)

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 9 ("Subsequent Events").

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $15.2 million. The Company had reserved $16.0 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	5,208
Receivables from affiliates, net		40,505
Other receivables		1,419
Prepaid expenses		27
Total current assets		47,159
Deferred income taxes		3,882
Notes receivable, net		11,891
Total assets	$	62,932
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$	1,614
Payables to affiliates, net		13,101
Deferred revenue		250
Current portion of unrecognized tax benefits		14,903
Total current liabilities		29,868
Unrecognized tax benefits		472
Stockholder's equity:		
Retained earnings		32,592
Total stockholder's equity		32,592
Total liabilities and stockholder's equity	$	62,932

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(In thousands)

Revenue:		
Transaction fees	$	73,946
Access and capacity fees		29,223
Market data fees		12,671
Regulatory fees		11,544
Other revenue		20
Total revenues		127,404
Cost of revenues:		
Liquidity payments		61,010
Routing and clearing		4,706
Regulatory fees		10,663
Total cost of revenues		76,379
Revenues less cost of revenues		51,025
Operating expenses:		
Compensation and benefits		4,147
Management fee		590
Technology support services		1,031
Professional fees and outside services		2,060
Travel and promotional expenses		331
Facilities costs		209
Other expenses		18
Total operating expenses		8,386
Income before income tax provision		42,639
Income tax provision		11,922
Net income	$	30,717

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 36,875	$ 36,875
Dividend to Parent	(35,000)	(35,000)
Net income	30,717	30,717
Balance at December 31, 2025	$ 32,592	$ 32,592

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(In thousands)

Cash flows from operating activities:		
Net income	$	30,717
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(283)
Changes in assets and liabilities:		
Accounts receivable		3,872
Receivables from affiliates, net		(7,592)
Other receivables		5,269
Prepaid expenses		(27)
Notes receivable, net		—
Accounts payable		(1,068)
Section 31 fees payable		(8,121)
Payables to affiliates, net		11,809
Deferred revenue		(3)
Unrecognized tax benefits		427
Net cash provided by operating activities		35,000
Cash flows used in financing activities:		
Dividend to Parent		(35,000)
Net cash used in financing activities		(35,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	10,233

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA"), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. The Company operates under a maker-taker, tier-free fee model. Under this structure, liquidity providers receive a rebate, while liquidity takers pay a fee, all within a pricing model that does not include variable volume-based tiers. Transaction fees are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(In thousands, unless otherwise noted)

Other Revenue

The Company charges Cboe Netherlands Services Company B.V. ("CNSC") license fees in accordance with the Market Data Sharing Agreement that CNSC entered with Cboe affiliates, with only EDGA providing data, representing the entirety of services provided.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 (“Commitments and Contingencies”) for more information. As of December 31, 2025, the long-term notes receivable, net balance was $11.9 million. In 2025, the Company reclassified $2.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(In thousands, unless otherwise noted)

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$	4,147
Management fee		590
Technology support services		674
Professional fees and outside services		527
Travel and promotional expenses		331
Facilities costs		209
	$	6,478

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:		
Transaction fees	$	38
Access and capacity fees		179
Other revenue		20
	$	237
Cost of revenues:		
Routing and clearing fees	$	4,706
Regulatory fees		353
	$	5,059

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 21% of its total revenues from its largest two customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(In thousands, unless otherwise noted)

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 253	$ 253	$ (256)	$ 250
Total deferred revenue	$ 253	$ 253	$ (256)	$ 250

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 3,617
Allowance for credit losses	272
Total deferred tax assets	$ 3,889
Deferred tax liabilities:	
Prepaid expenses	$ (7)
Total deferred tax liabilities	(7)
Net deferred tax asset	$ 3,882

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:	
Federal	$ 8,074
State	4,131
Total current tax expense	12,205
Deferred income tax benefit	
Federal	(84)
State	(199)
Total deferred income tax benefit	(283)
Income tax provision	$ 11,922

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$ 8,073
State	2,160
Total cash paid for income taxes, net	$ 10,233

(In thousands, unless otherwise noted)

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,153
Others		1,007
	$	2,160

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,954	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		2,914	6.9 %
Changes in tax laws or rates		(136)	(0.3)%
Cross-border tax laws		(117)	(0.3)%
Changes in unrecognized tax benefits		287	0.7 %
Other		20	— %
Income tax provision	$	11,922	28.0 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	9,699
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		146
Gross decreases on unrecognized tax benefits in prior period		(716)
Settlement with taxing authorities		(19)
Balance at December 31, 2025	$	9,110

As of December 31, 2025, the Company had $7.2 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $6.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $1.0 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $11.8 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(In thousands, unless otherwise noted)

(8) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

(In thousands, unless otherwise noted)

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 9 ("Subsequent Events").

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $14.1 million. The Company had reserved $14.9 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	57,931
Receivables from affiliates, net		55,520
Other receivables		2,323
Prepaid expenses		61
Total current assets		115,835
Deferred income taxes, net		4,597
Notes receivable, net		27,590
Total assets	$	148,022
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	37,686
Payables to affiliates, net		29,799
Deferred revenue		288
Current portion of unrecognized tax benefits		17,599
Total current liabilities		85,372
Unrecognized tax benefits		641
Stockholder's equity:		
Additional paid-in capital		10,024
Retained earnings		51,985
Total stockholder's equity		62,009
Total liabilities and stockholder's equity	$	148,022

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(In thousands)

Revenue:		
Transaction fees	$	773,541
Access and capacity fees		51,476
Market data fees		50,164
Regulatory fees		93,963
Other revenue		169
Total revenues		969,313
Cost of revenues:		
Liquidity payments		684,536
Routing and clearing		24,761
Regulatory fees		90,895
Total cost of revenues		800,192
Revenues less cost of revenues		169,121
Operating expenses:		
Compensation and benefits		66,146
Management fee		9,739
Technology support services		12,783
Professional fees and outside services		16,463
Travel and promotional expenses		4,190
Facilities costs		3,681
Other expenses		18
Total operating expenses		113,020
Operating income		56,101
Non-operating income:		
Interest income		42
Income before income tax provision		56,143
Income tax provision		15,940
Net income	$	40,203

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 10,024	$ 51,782	$ 61,806
Dividend to Parent	—	(40,000)	(40,000)
Net income	—	40,203	40,203
Balance at December 31, 2025	$ 10,024	$ 51,985	$ 62,009

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(In thousands)

Cash flows from operating activities:		
Net income	$	40,203
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(372)
Changes in assets and liabilities:		
Accounts receivable		24,937
Receivables from affiliates, net		33,890
Other receivables		15,178
Prepaid expenses		(61)
Accounts payable and accrued liabilities		(18,281)
Section 31 fees payable		(71,127)
Payables to affiliates, net		14,952
Deferred revenue		(2)
Unrecognized tax benefits		683
Net cash provided by operating activities		40,000
Cash flows used in financing activities:		
Dividend to Parent		(40,000)
Net cash used in financing activities		(40,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	11,310

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. (“the Company” or “EDGX”), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company’s operations are included in the Parent’s income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company’s published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company’s published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan (“UTP”), and the Consolidated Tape Association Plan (“CTA”), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission (“SEC”) Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company’s published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission (“SEC”). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the

(In thousands, unless otherwise noted)

related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue includes order-to-trade ratio fees revenue. These fees are billed in accordance with the Company's published fees and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2025, the long-term notes receivable, net balance was $27.6 million. In 2025, the Company reclassified $3.1 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

(In thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Accounts payable	$ 32,024
Accrued liabilities	5,662
	$ 37,686

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 66,146
Management fee	9,739
Technology support services	11,757
Professional fees and outside services	8,702
Travel and promotional expenses	4,190
Facilities costs	3,681
	$ 104,215

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 385
Access and capacity fees	330
	$ 715
Cost of revenues:	
Liquidity payments	$ 7
Routing and clearing fees	23,690
Regulatory fees	1,097
	$ 24,794

(In thousands, unless otherwise noted)

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 29% of its total revenues from its largest two customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 290	$ 291	$ (293)	$ 288
Total deferred revenue	$ 290	$ 291	$ (293)	$ 288

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 4,298
Allowance for credit losses	316
Investments	53
Subtotal	4,667
Valuation allowance	(53)
Total deferred tax assets	$ 4,614
Deferred tax liabilities:	
Prepaid expenses	$ (17)
Total deferred tax liabilities	(17)
Net deferred tax asset	$ 4,597

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	10,576
State		5,736
Total current tax expense		16,312
Deferred income tax benefit		
Federal		(130)
State		(242)
Total deferred income tax benefit		(372)
Income tax provision	$	15,940

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	8,776
State		2,534
Total cash paid for income taxes, net	$	11,310

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	1,269
Others		1,265
	$	2,534

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	11,790	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		3,990	7.2 %
Changes in tax laws or rates		(158)	(0.3)%
Cross-border tax laws		(182)	(0.3)%
Changes in unrecognized tax benefits		457	0.8 %
Valuation allowance		(34)	(0.1)%
Other		77	0.1 %
Income tax provision	$	15,940	28.4 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	11,624
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		170
Gross decreases on unrecognized tax benefits in prior period		(799)
Settlement with taxing authorities		(7)
Balance at December 31, 2025	$	10,988

As of December 31, 2025, the Company had $8.7 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $7.3 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $1.3 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $15.6 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not

(In thousands, unless otherwise noted)

parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

(In thousands, unless otherwise noted)

See also Note 10 ("Subsequent Events").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $16.6 million. The Company had reserved $17.6 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model ("2026 Revised CAT Funding Model Order"). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT ("executed equivalent shares"). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe BZX Exchange, Inc. for the latest fiscal year ending December 31, 2025. Cboe BZX Exchange, Inc. has no consolidated subsidiaries.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2025

(With independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors of
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
May 15, 2026

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	55,196
Receivables from affiliates, net		66,816
Other receivables		2,606
Prepaid expenses		100
Total current assets		124,718
Deferred income taxes, net		9,764
Notes receivable, net		26,006
Total assets	$	160,488
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	29,044
Payables to affiliates, net		39,535
Deferred revenue		298
Current portion of unrecognized tax benefits		37,393
Total current liabilities		106,270
Unrecognized tax benefits		1,143
Stockholder's equity:		
Retained earnings		53,075
Total stockholder's equity		53,075
Total liabilities and stockholder's equity	$	160,488

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2025
(In thousands)

Revenue:		
Transaction fees	$	796,886
Access and capacity fees		61,521
Market data fees		55,532
Regulatory fees		96,172
Other revenue		5,051
Total revenues		1,015,162
Cost of revenues:		
Liquidity payments		717,286
Routing and clearing		23,949
Regulatory fees		93,576
Royalty fees		262
Total cost of revenues		835,073
Revenues less cost of revenues		180,089
Operating expenses:		
Compensation and benefits		44,572
Management fee		6,564
Technology support services		9,068
Professional fees and outside services		13,011
Travel and promotional expenses		2,870
Facilities costs		2,464
Other expenses		18
Total operating expenses		78,567
Operating income		101,522
Non-operating income:		
Interest income		37
Income before income tax provision		101,559
Income tax provision		29,127
Net income	$	72,432

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2025
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2024	$ 60,643	$ 60,643
Dividend to Parent	(80,000)	(80,000)
Net income	72,432	72,432
Balance at December 31, 2025	$ 53,075	$ 53,075

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2025
(In thousands)

Cash flows from operating activities:		
Net income	$	72,432
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(781)
Changes in assets and liabilities:		
Accounts receivable		20,900
Receivables from affiliates, net		9,726
Other receivables		14,010
Prepaid expenses		(100)
Accounts payable and accrued liabilities		1,216
Section 31 fees payable		(67,894)
Payables to affiliates, net		29,032
Deferred revenue		(7)
Unrecognized tax benefits		1,466
Net cash provided by operating activities		80,000
Cash flows used in financing activities:		
Dividend to Parent		(80,000)
Net cash used in financing activities		(80,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Cash paid for income taxes to Parent, net	$	27,338

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (“the Company” or “BZX”), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (“ETPs”) and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Overland Park, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of deferred liabilities for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the

(In thousands, unless otherwise noted)

related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue consists of listings fees and listing application fees revenue, and is recognized when received.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets. CATLLC is a national market system ("NMS") plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The CAT Funding Model contemplated two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs. On October 17, 2023, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the CAT Funding Model in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). The 11th Circuit vacated the CAT Funding Model order in July 2025. After the CAT Funding Model order was vacated and the 11th Circuit's order became effective at the end of November 2025, CATLLC could no longer collect the fees that it previously collected. However, on September 5, 2025, CATLLC filed with the SEC a proposed amendment to the CAT Plan to implement a revised funding model for CATLLC to fund the CAT ("Revised CAT Funding Model"). The SEC approved this proposal for a Revised CAT Funding Model on March 16, 2026. The Plan Participants intend to submit rule filings to the SEC to begin collecting fees from Industry Members to recoup historical costs and to cover prospective costs pursuant to the Revised CAT Funding Model. On March 24, 2026, Citadel Securities, LLC, and the American Securities Association filed a petition for review of the Revised CAT Funding Model in the 11th Circuit. If the Revised CAT Funding Model is vacated and there is no funding mechanism for CATLLC, the Plan Participants may incur additional significant costs related to the historical, current, and future funding of the implementation and operation of the CAT, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. On March 27, 2026, the SEC approved an amendment to the CAT Plan to implement certain cost savings measures, and the Company plans to continue to explore potential ways to reduce the costs of operating the CAT while maintaining core regulatory functionality.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2025, the long-term notes receivable, net balance was $26.0 million. In 2025, the Company reclassified $3.9 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes.

(In thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2025:

	Balance at December 31, 2024	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2025
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2025:

Accounts payable	$ 28,966
Accrued liabilities	78
	$ 29,044

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Compensation and benefits	$ 44,572
Management fee	6,564
Technology support services	7,980
Professional fees and outside services	6,118
Travel and promotional expenses	2,870
Facilities costs	2,464
	$ 70,568

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025:

Revenues:	
Transaction fees	$ 1,865
Access and capacity fees	831
Market data fees	456
	$ 3,152
Cost of revenues:	
Routing and clearing fees	$ 23,949
Regulatory fees	1,675
	$ 25,624

(In thousands, unless otherwise noted)

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 38% of its total revenues from its largest three customers in 2025. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by customers may have a material adverse effect on the Company's business, financial position, results of operations, and cash flows.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2025:

	Balance at December 31, 2024	Cash Additions	Revenue Recognition	Balance at December 31, 2025
Other, net (1)	$ 305	$ 4,632	$ (4,639)	$ 298
Total deferred revenue	$ 305	$ 4,632	$ (4,639)	$ 298

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2025:

Deferred tax assets:	
Unrecognized tax benefits	$ 9,118
Allowance for credit losses	612
Investments	92
Other	62
Subtotal	9,884
Valuation allowance	(92)
Total deferred tax assets	$ 9,792
Deferred tax liabilities:	
Prepaid expenses	$ (28)
Total deferred tax liabilities	(28)
Net deferred tax asset	$ 9,764

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2025.

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2025 consists of the following:

Current tax expense:		
Federal	$	18,986
State		10,922
Total current tax expense		29,908
Deferred income tax benefit		
Federal		(264)
State		(517)
Total deferred income tax benefit		(781)
Income tax provision	$	29,127

Cash paid for income taxes, net for the year ended December 31, 2025 was as follows:

Federal	$	20,731
State		6,607
Total cash paid for income taxes, net	$	27,338

Cash paid for state income taxes, net for the year ended December 31, 2025 is disaggregated by jurisdiction as follows:

State		
Illinois	$	3,261
Others		3,346
	$	6,607

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	21,327	21.0 %
Increase (decrease) in income tax resulting from:			
Federal, state, and local tax law and rate changes, net (1)		7,453	7.4 %
Changes in tax laws or rates		(357)	(0.4)%
Cross-border tax laws		(388)	(0.4)%
Changes in unrecognized tax benefits		1,006	1.0 %
Valuation allowances		(18)	— %
Other		104	0.1 %
Income tax provision	$	29,127	28.7 %

(1) Illinois, New York, and New York City taxes make up the majority of this category.

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2024	$	24,359
Gross increases on unrecognized tax benefits in current period		—
Gross increases on unrecognized tax benefits in prior period		501
Gross decreases on unrecognized tax benefits in prior period		(1,643)
Settlement with taxing authorities		(40)
Balance at December 31, 2025	$	23,177

As of December 31, 2025, the Company had $18.3 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. No reductions to unrecognized tax benefits, other than those classified as current liabilities as discussed below, from the lapse of the applicable statutes of limitations and potential audit settlements are expected during the next twelve months. The Company had accrued interest and penalties of $15.4 million related to uncertain tax positions at December 31, 2025. Total interest and penalties increased by $2.6 million during the year ended December 31, 2025.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2025, the Company recorded a payable to the Parent of $28.5 million for income tax liabilities. Such payable is included in payables to affiliates, net and is settled with the Parent annually.

The Company's open tax years are 2015 through 2025 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2025, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2025, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency

(In thousands, unless otherwise noted)

action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On July 7, 2025, the U.S. District Court for the Western District of Texas ("Texas Federal District Court") granted the SEC's opposed motion to hold the case in abeyance and stay all deadlines until January 15, 2026. On January 15, 2026, the SEC filed a status report and an opposed Motion to Continue the Abeyance for an additional six months. On January 23, 2026, Plaintiffs filed a motion for class certification. On January 30, 2026, Plaintiffs filed a Renewed Motion for a Preliminary Injunction. On February 4, 2026, the Texas Federal District Court granted the SEC's opposed Motion to Continue the Abeyance until July 15, 2026. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Exchange Act and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order litigation, which was also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges, and CATLLC to intervene on behalf of the SEC. On July 25, 2025, the 11th Circuit issued an opinion in the CAT Funding Model Order litigation. On March 5, 2026, Citadel filed a motion to continue holding the appeal in abeyance, which was granted on March 10, 2026 and requires Citadel to file status reports every 60 days. This challenge or any other challenge to SEC Orders concerning the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel vs. CATLLC

On January 15, 2026, Citadel filed a Petition for Rulemaking ("PFRM") asking the SEC to address the question of how CATLLC may (or may not) use reserve funds. On January 16, 2026, Citadel filed a Complaint for Declaratory and Injunctive Relief against CATLLC in the U.S. District Court for the District of Columbia ("D.C. federal district court") asserting a claim for relief based on an alleged violation of the private non-delegation doctrine. On January 16, 2026, Citadel also filed a motion for a preliminary injunction asking the D.C. federal district court to bar CATLLC from using reserves to fund its operations until the SEC has ruled on Citadel's PFRM. On February 18, 2026, the SEC posted a response to Citadel's PFRM stating that it will not engage in an immediate rulemaking focused on the use of the current reserve. On February 23, 2026, Citadel voluntarily dismissed the litigation in the D.C. federal court. This matter is concluded.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC's Division of Enforcement and CFTC's Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

(In thousands, unless otherwise noted)

See also Note 10 ("Subsequent Events").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2025 through May 15, 2026, which is the date the financial statements were available to be issued.

Between February 27, 2026 and March 2, 2026, the Parent entered into agreements with state and local taxing authorities to resolve uncertain tax positions on behalf of the Company and paid $35.5 million. The Company had reserved $37.4 million for uncertain tax positions associated with this resolution.

2026 Revised CAT Funding Model Order Litigation

On March 16, 2026, the SEC issued an order approving an amendment to the National Market System Plan Governing the Consolidated Audit Trail, as Modified by the Commission, Regarding Implementation of a Revised Funding Model (“2026 Revised CAT Funding Model Order”). The SEC approved the Revised CAT Funding Model amendment for an interim two-year period while the Commission engages in its comprehensive review of the CAT. The 2026 CAT Funding Model Order provides for the allocation of one-third of CAT fees to the buyer, seller and market regulator in transactions reportable to the CAT (“executed equivalent shares”). The assessed fees may be used to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants and to fund prospective CAT costs. On March 24, 2026, the American Securities Association (“ASA”) and Citadel Securities, LLC (“Citadel”) filed a Petition for Review of the 2026 Revised CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit (“11th Circuit”). This challenge or any other challenge to the SEC order approving the Revised CAT Funding Model and/or Plan Participant(s) fee filings may significantly delay implementation efforts. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intervened on behalf of the SEC.

There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2025.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe BZX Exchange, Inc. (the "Exchange") is wholly owned by Cboe Services Company. Cboe Services Company is the sole stockholder of the Exchange and acquired its interest in the Exchange on August 18, 2008. Cboe Services Company exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant / User	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member / TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member / TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Airain Limited	6/24/2025	6/24/2025	6/24/2025	6/24/2025	NA	NA	Sponsored Participant / User	HSM Corporate Services 68 Front St, PO Box 31726 Georgetown Grand Cayman KY1-1108	44148-170-5918	Proprietary Trading
Airain Limited	6/23/2025	6/23/2025	6/23/2025	6/23/2025	NA	NA	Sponsored Participant / User	HSM Corporate Services 68 Front St, PO Box 31726 Georgetown Grand Cayman KY1-1108	44148-170-5918	Proprietary Trading
Akuna Securities LLC	9/15/2015	9/13/2024	9/13/2024	8/14/2017	2/2/2012	2/12/2015	Member / TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Options USA LLC	NA	NA	NA	8/8/2023	8/8/2023	NA	Member / TPH	114 W. 7th. St Suite 1200 Austin, TX 78701	512-518-4036 x109	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member / TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant / User	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member / TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member / TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Atlas Diversified Master Fund, Ltd.	12/1/2025	12/1/2025	12/1/2025	12/1/2025	NA	NA	Sponsored Participant / User	444 West Lake Street 50th Floor Chicago IL. 60606	646-454-7273	
Atlas Macro Master Fund, Ltd.	11/5/2025	11/5/2025	11/5/2025	11/5/2025	NA	NA	Sponsored Participant / User	444 West Lake Street 50th Floor Chicago IL. 60606	646-454-7273	
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member / TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member / TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant / User	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
BEC Capital, LLC	8/15/2024	8/15/2024	8/15/2024	8/15/2024	NA	NA	Sponsored Participant / User	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member / TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bernstein Institutional Services LLC	3/1/2024	3/1/2024	3/1/2024	3/1/2024	NA	NA	Member / TPH	1345 Avenue of the Americas New York, NY 10105	212-823-2896	Public Customer Business
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member / TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member / TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant / User	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant / User	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member / TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
Blueshift Asset Management LLC	2/6/2026	2/6/2026	2/6/2026	2/6/2026	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7467	
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member / TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member / TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant / User	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant / User	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member / TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member / TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
BTIG, LLC	11/28/2023	11/28/2023	11/28/2023	11/28/2023	NA	NA	Sponsored Participant / User	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Proprietary Trading
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member / TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant / User	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member / TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member / TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Casey Securities LLC	NA	NA	NA	11/11/2021	6/24/2024	NA	Member / TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member / TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member / TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant / User	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member / TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member / TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member / TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member / TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant / User	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street LLC	8/14/2024	8/14/2024	8/14/2024	8/14/2024	NA	NA	Sponsored Participant / User	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	12/10/2024	12/12/2024	Member / TPH	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member / TPH	17 State Street 38th Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant / User	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member / TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member / TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
CTC, LLC	3/15/2018	NA	NA	3/19/2024	3/25/1998	3/3/2011	Member / TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Cumberland DRW LLC	NA	NA	NA	3/23/2026	NA	NA	Sponsored Participant / User	540 West Madison Suite 2500 Chicago, IL 60661	212-313-3928	
Curvature Securities LLC	8/9/2024	8/9/2024	8/9/2024	8/9/2024	NA	NA	Member / TPH	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Curvature Securities LLC	4/21/2025	4/21/2025	4/21/2025	4/21/2025	NA	NA	Sponsored Participant / User	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member / TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant / User	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth, LLC	3/6/2025	3/6/2025	3/6/2025	3/6/2025	NA	NA	Member / TPH	28 Liberty Street 50th Floor New York, NY 10005	332-215-6681	Proprietary Trading, Public Customer Business, Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	2/2/2026	2/2/2026	Member / TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading; Cboe-Electronic Execution; C2- Broker
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant / User	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant / User	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	1/8/2025	1/8/2025	1/8/2025	2/2/2026	2/2/2026	Sponsored Participant / User	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member / TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant / User	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant / User	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	4/10/2026	4/10/2026	4/10/2026	4/10/2026	8/30/2021	NA	Member / TPH	425 S Financial Place Suite 2800 Chicago, IL 60605	312-878-6785	Market Maker, Proprietary Trading
DV Equities, LLC	10/20/2025	10/20/2025	10/20/2025	10/20/2025	NA	NA	Sponsored Participant / User	425 S Financial Place Suite 2800 Chicago, IL 60605	312-878-6785	
Dynamex Trading LLC	NA	NA	NA	NA	10/12/2023	NA	Member / TPH	11 Broadway, Suite 360 New York, NY 10004	646-827-6074	Electronic Execution, Transact Business with the Public
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member / TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Erudite Trading LLC	1/7/2025	NA	NA	11/22/2024	11/2/2023	7/19/2024	Member / TPH	800 Brickell Avenue Suite 200-201 Miami, FL 33131	786-957-7710	Proprietary Trading, Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member / TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
FCF Securities and Derivatives LLC	3/24/2026	NA	NA	NA	NA	NA	Member / TPH	425 S Financial Place Suite 1575 Chicago, IL 60605	312-663-2405	Qualified Contingent Trade reporting and equity execution services
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member / TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant / User	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member / TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member / TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member / TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member / TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Glendale Securities LLC	7/9/2024	7/9/2024	7/9/2024	7/9/2024	NA	NA	Member / TPH	15233 Ventura Blvd, Suite 712 Sherman Oaks, CA 91403	818-907-1505	Market Maker, Proprietary Trading, Public, Customer Business
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member / TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member / TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member / TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member / TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading LLC	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member / TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant / User	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	NA	NA	Member / TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant / User	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant / User	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member / TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member / TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member / TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member / TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
iFAST Securities US Corporation	NA	NA	NA	2/18/2026	NA	NA	Member / TPH	18 South 2nd Street #126 San Jose CA. 95113	669-242-5999	Plblic Customer Business, Clearing Services Order Routing and Self Clearing
IMC Chicago, LLC d/b/a IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member / TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/25/2023	NA	NA	NA	NA	NA	Sponsored Participant / User	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Securities LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member / TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member / TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Intelligent Cross LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant / User	Soundview Plaza, Suite 700 R 1266 E. Main St. Stamford, CT 06905	212-621-9640	
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member / TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member / TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member / TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member / TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member / TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member / TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant / User	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member / TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jefferies LLC	1/23/2025	1/23/2025	1/23/2025	1/23/2025	NA	NA	Sponsored Participant / User	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member / TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	8/13/2025	Member / TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8777	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member / TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member / TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Lakewood Trading LLC	4/22/2024	NA	NA	NA	NA	NA	Sponsored Participant / User	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	312-612-1041	Proprietary Trading
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member / TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member / TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	4/25/2025	4/25/2025	4/25/2025	4/25/2025	NA	NA	Sponsored Participant / User	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	9/13/2024	9/13/2024	9/13/2024	9/13/2024	NA	NA	Sponsored Participant / User	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member / TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Lime Trading Corp.	4/15/2024	4/15/2024	4/15/2024	4/15/2024	NA	NA	Sponsored Participant / User	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member / TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member / TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member / TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	3/19/2026	Member / TPH	444 W. Lake Street, Suite 4650 Chicago, IL 60606	44 203 856 9310	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member / TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member / TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	NA	NA	4/25/1973	NA	Member / TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Millennium International Management LP	10/28/2025	10/28/2025	10/28/2025	10/28/2025	NA	NA	Sponsored Participant / User	399 Park Avenue New York, NY 10022	212-320-1051	
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	9/11/2024	NA	NA	Member / TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member / TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member / TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	7/25/2025	NA	NA	NA	Member / TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member / TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member / TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member / TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Nova Prospect Rise Ltd.	3/9/2026	3/9/2026	3/9/2026	3/9/2026	NA	NA	Sponsored Participant / User	1st Floor, IFC 5, The Esplanade St Helier, Jersey JE2 3BY	44 7721544556	
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member / TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member / TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member / TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optimal Market Technologies, LLC	5/14/2026	NA	NA	5/14/2026	NA	NA	Member / TPH	One World Trade Center Suite 47M New York, NY 10007	646-804-7928	Public Customer Business
Optiver US, LLC	6/15/2009	1/9/2025	1/9/2025	5/30/2018	6/1/2005	9/24/2010	Member / TPH	130 E Randolph Street Suite 800 Chicago, IL 60601	312-821-9500	Market Maker
Optiver US, LLC	9/19/2025	9/19/2025	9/19/2025	9/19/2025	NA	NA	Sponsored Participant / User	130 E Randolph Street Suite 800 Chicago, IL 60601	312-821-9500	
Orbit Securities LP	12/12/2024	12/12/2024	12/12/2024	12/12/2024	NA	NA	Sponsored Participant / User	3909 Pappys Way Austin, TX 78730	312-485-1824	Proprietary Trading
Oscar Gruss & Son Incorporated	8/7/2017	7/10/2025	NA	NA	NA	NA	Member / TPH	10 East 53rd Street 17th Floor New York, NY 10022	212-419-4000	Agency
ParX Trading LLC	10/1/2024	NA	NA	NA	NA	NA	Member / TPH	675 W. 59th Street Suite 1010 New York, NY 10019	646-808-0390	Proprietary Trading Market Maker
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member / TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member / TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member / TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member / TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member / TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Point72 Asset Management LP	1/20/2026	1/20/2026	1/20/2026	1/20/2026	NA	NA	Sponsored Participant / User	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Point72 Asset Management LP	8/22/2024	8/22/2024	8/22/2024	8/22/2024	NA	NA	Sponsored Participant / User	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member / TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member / TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant / User	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member / TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant / User	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading
Quantbot Technologies LP	8/29/2025	8/29/2025	8/29/2025	8/29/2025	NA	NA	Sponsored Participant / User	505 5th Avenue, 6th Floor New York NY 10017	646-461-6098	
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant / User	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member / TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant / User	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Qube Research & Technologies Limited	3/19/2026	3/19/2026	3/19/2026	3/19/2026	NA	NA	Sponsored Participant / User	9 Bressenden Place, London, SW1E5BY	44 20 7072 2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant / User	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
Radix Trading LLC	NA	NA	NA	3/26/2025	NA	NA	Sponsored Participant / User	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	5/10/2024	5/10/2024	5/10/2024	5/10/2024	NA	NA	Sponsored Participant / User	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member / TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC CMA LLC	4/30/2024	4/30/2024	4/30/2024	4/30/2024	NA	NA	Sponsored Participant / User	200 Vesey Street New York, NY 10281	212-618-2506	
Redburn (USA) LLC dba Rothschild & Co | Redburn	NA	NA	8/8/2024	NA	NA	NA	Member / TPH	461 Fifth Avenue 15th Floor New York, NY 10017	212-803-7303	Introducing Broker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member / TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member / TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member / TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member / TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant / User	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant / User	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member / TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant / User	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member / TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member / TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member / TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member / TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
SpiderRock EXS LLC	NA	NA	NA	NA	3/12/2024	NA	Member / TPH	300 S. Riverside Plaza Suite 2350 Chicago, IL 60606	312-256-9618	Electronic Execution, Transact Business with the Public
Squarepoint Ops LLC	2/24/2026	2/24/2026	2/24/2026	2/24/2026	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	9/4/2024	9/4/2024	9/4/2024	9/4/2024	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant / User	250 W 55th Street 38nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member / TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
STG Securities, LLC	10/22/2025	NA	NA	10/22/2025	11/10/2025	11/10/2025	Member / TPH	250 W 55th Street New York, NY 10019	646-868-1753	Proprietary Trading (options), Market Maker (options)

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member / TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Summit Securities Group LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member / TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member / TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Sunrise Futures LLC	11/17/2023	NA	NA	NA	NA	NA	Sponsored Participant / User	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	773-457-8067	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member / TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
TD Securities (USA) LLC	11/22/2024	11/22/2024	11/22/2024	11/22/2024	10/17/2025	10/17/2025	Member / TPH	One Vanderbilt Avenue New York, NY 10017	646-562-1074	Public Customer, Clearing Services, Firm Proprietary, Transact Business wih the Public, Electronic execution, Broker
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member / TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant / User	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member / TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tower Principal Markets LLC	9/7/2023	9/7/2023	9/7/2023	9/7/2023	4/10/2024	5/28/2025	Member / TPH	111 Coleman Blvd, Suite 404 Mount Pleasant, SC 29464	843-606-0603	Proprietary Trading, Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member / TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member / TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member / TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member / TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	8/1/2024	NA	Member / TPH	67 35th Street, Suite #B450 Brooklyn, NY 11232	718-7409-4925	Electronic Execution; Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member / TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member / TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant / User	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member / TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member / TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant / User	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member / TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	4/22/2026	4/22/2026	4/22/2026	4/22/2026	11/5/2021	NA	Member / TPH	199 Water Street 8th Floor New York, NY 10038	732-848-0095 x107	Proprietary Trading, Public Customer Business, Clearing Services
Velocity Clearing, LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant / User	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/2022	NA	Member / TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member / TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant / User	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member / TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member / TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member / TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Vitesse Capital Limited	8/28/2025	8/28/2025	8/28/2025	8/28/2025	NA	NA	Sponsored Participant / User	148/13 Tower Road Siliema, Malta Siliema SLM1604	44203-621-0363	
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member / TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member / TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member / TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member / TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member / TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading

<u>Exhibit N</u>

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 15, 2026.

The Exchange currently lists 1,400 securities, 1,399 of which are exchange-traded products (ETPs) or exchange-traded notes (ETNs) and 1 of which is a primary equity security. The remaining securities traded on the Exchange are traded pursuant to unlisted trading privileges. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(59) of Regulation NMS) through Cboe BZX Exchange, Inc. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(38) of Regulation NMS, including ETFs.

Symbol	Description
Attachment to Exhibit N: Primary Listed Securities on Cboe BZX Exchange, Inc. as of June 15, 2026	
AAAA	Amplius Aggressive Asset Allocation ETF
AAAU	Goldman Sachs Physical Gold ETF Shares
AAOG	Leverage Shares 2X Long AAOI Daily ETF
AAOX	Tradr 2X Long AAOI Daily ETF
AAPR	Innovator Equity Defined Protection ETF - 2 Yr to April 2028
AAPW	Roundhill AAPL WeeklyPay ETF
AAPX	T-Rex 2X Long Apple Daily Target ETF
AAPY	Kurv Yield Premium Strategy Apple (AAPL) ETF
AAUA	Alpha Architect US Equity 3 ETF
AAUM	Tema Alternative Asset Managers ETF
ABFL	Abacus FCF ETF Trust
ABLD	Abacus FCF ETF Trust
ABLG	Abacus FCF ETF Trust
ABLS	Abacus FCF Small Cap Leaders ETF
ABOT	Abacus FCF ETF Trust
ABUF	Aptus Laddered Buffer ETF
ABXB	Abacus Flexible Bond Leaders ETF
ACGO	Hartford Alpha Capture Growth ETF
ACIO	Aptus Collared Investment Opportunity ETF
ACSG	American Century Small Cap Growth Insights ETF
ACSI	Tidal Trust I
ACSV	American Century Small Cap Value Insights ETF
ACVU	Hartford Alpha Capture Value ETF
ACWV	iShares MSCI Global Min Vol Factor ETF
ADFI	Anfield Dynamic Fixed Income ETF
ADME	Aptus Drawdown Managed Equity ETF
AEMS	Anfield Enhanced Market ETF
AESR	Anfield U.S. Equity Sector Rotation ETF
AFIF	Anfield Universal Fixed Income ETF
AFRU	T-REX 2X Long AFRM Daily Target ETF
AIOO	AllianzIM U.S. Equity Buffer100 Protection ETF
AJAN	Innovator Equity Defined Protection ETF - 2 Yr to January 2028
AJUL	Innovator Equity Defined Protection ETF - 2 Yr to July 2026
ALDB	Aptus Laddered Deep Buffer ETF
AMAU	Leverage Shares 2X Long AMAT Daily ETF
AMDW	Roundhill AMD WeeklyPay ETF
AMKL	Defiance Daily Target 2X Long AMKR ETF
AMPU	Defiance Daily Target 2X Long AMPX ETF
AMZO	Tradr 2X Short AMZN Daily ETF
AMZP	Kurv Yield Premium Strategy Amazon (AMZN) ETF
AMZW	Roundhill AMZN WeeklyPay ETF
AOCT	Innovator Equity Defined Protection ETF - 2 Yr to October 2026
APDB	Aptus April Deep Buffer ETF
APHU	T-REX 2X Long APH Daily Target ETF

APLX	Tradr 2X Long APLD Daily ETF
APLZ	Tradr 2X Short APLD Daily ETF
APOC	Innovator Equity Defined Protection ETF - 6mo Apr/Oct
APRB	Aptus April Buffer ETF
APRH	Innovator Premium Income 20 Barrier ETF - April
APRJ	Innovator Premium Income 30 Barrier ETF - April
APRP	PGIM S&P 500 Buffer 12 ETF - April
APRT	AllianzIM U.S. Equity Buffer10 Apr ETF
APRW	AllianzIM U.S. Equity Buffer20 Apr ETF
APRZ	Elevation Series Trust
APXM	FT Vest U.S. Equity Max Buffer ETF - April
AQEC	AQE Core ETF
AQLT	iShares MSCI Global Quality Factor ETF
ARCM	Arrow Reserve Capital Management ETF
ARCX	Tradr 2X Long ACHR Daily ETF
ARKB	ARK 21Shares Bitcoin ETF
ARKD	ARK DIET Q1 Buffer ETF
ARKF	ARK Blockchain & Fintech Innovation ETF
ARKG	ARK Genomic Revolution ETF
ARKI	ARK DIET Q2 Buffer ETF
ARKK	ARK Innovation ETF
ARKQ	ARK Autonomous Technology & Robotics ETF
ARKT	ARK DIET Q4 Buffer ETF
ARKW	ARK Next Generation Internet ETF
ARKX	ARK Space & Defense Innovation ETF
ARLI	AllianzIM International Equity Buffer15 Uncapped Apr ETF
ARLU	AllianzIM U.S. Equity Buffer15 Uncapped Apr ETF
ARMW	Roundhill ARM WeeklyPay ETF
ARWG	Archer Growth ETF
ASTN	Defiance Daily Target 2X Short ASTS ETF
ASTX	Tradr 2X Long ASTS Daily ETF
ASTY	Defiance Daily Target 2X Long ASTS ETF
ASUP	T-REX 2X Long ASTS Daily Target ETF
ATMP	iPath Select MLP ETN
ATTR	Arin Tactical Tail Risk ETF
AUGM	FT Vest U.S. Equity Max Buffer ETF - August
AUGP	PGIM S&P 500 Buffer 12 ETF - August
AUGT	AllianzIM U.S. Equity Buffer10 Aug ETF
AUGU	AllianzIM U.S. Equity Buffer15 Uncapped Aug ETF
AUGW	AllianzIM U.S. Equity Buffer20 Aug ETF
AUGZ	Elevation Series Trust
AV	Corgi Aerospace & Commercial Aviation ETF
AVAZ	2x Avalanche ETF
AVGW	Roundhill AVGO WeeklyPay ETF
AVRY	Avory Foundational ETF
AXTU	T-REX 2X Long AXTI Daily Target ETF
AXTX	Tradr 2X Long AXTI Daily ETF

BABW	Roundhill BABA WeeklyPay ETF
BAGY	Amplify Bitcoin Max Income Covered Call ETF
BALI	iShares U.S. Large Cap Premium Income Active ETF
BALT	Innovator Defined Wealth Shield ETF
BAMA	Brookstone Active ETF
BAMB	Brookstone Intermediate Bond ETF
BAMD	Brookstone Dividend Stock ETF
BAMG	Brookstone Growth Stock ETF
BAMO	Brookstone Opportunities ETF
BAMU	Brookstone Ultra-Short Bond ETF
BAMV	Brookstone Value Stock ETF
BAMY	Brookstone Yield ETF
BAPR	Innovator U.S. Equity Buffer ETF - April
BAUG	Innovator U.S. Equity Buffer ETF - August
BAY	Corgi Bay Area Based ETF
BBAG	JPMorgan BetaBuilders U.S. Aggregate Bond ETF
BBAX	JPMorgan BetaBuilders Developed Asia Pacific-ex Japan ETF
BBCA	JPMorgan BetaBuilders Canada ETF
BBCB	JPMorgan BetaBuilders USD Investment Grade Corporate Bond ETF
BBEM	JPMorgan BetaBuilders Emerging Markets Equity ETF
BBEU	JPMorgan BetaBuilders Europe ETF
BBHY	JPMorgan BetaBuilders USD High Yield Corporate Bond ETF
BBIB	JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF
BBIN	JPMorgan BetaBuilders International Equity ETF
BBJP	JPMorgan BetaBuilders Japan ETF
BBLB	JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF
BBMC	JPMorgan BetaBuilders U.S. Mid Cap Equity ETF
BBRE	JPMorgan BetaBuilders MSCI U.S. REIT ETF
BBSB	JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF
BBSC	JPMorgan BetaBuilders U.S. Small Cap Equity ETF
BBUS	JPMorgan BetaBuilders U.S. Equity ETF
BCCC	Global X Bitcoin Covered Call ETF
BCHP	Principal Focused Blue Chip ETF
BCKT	LifeX 2030 Income Bucket ETF
BDEC	Innovator U.S. Equity Buffer ETF - December
BEGS	Rareview 2x Bull Cryptocurrency & Precious Metals ETF
BEMB	iShares J.P. Morgan Broad USD Emerging Markets Bond ETF
BESF	Bastion Energy ETF
BEX	Tradr 2X Long BE Daily ETF
BEZ	Tradr 2X Short BE Daily ETF
BFEB	Innovator U.S. Equity Buffer ETF - February
BFEW	FT Vest Laddered U.S. Equity Equal Weight Buffer ETF
BFLB	BufferLABS US Equity Dynamic Buffer ETF
BFXU	FT Vest Laddered U.S. Equity Uncapped Accelerator ETF
BGLD	FT Vest Gold Strategy Quarterly Buffer ETF
BHYB	Xtrackers USD High Yield BB-B ex Financials ETF
BILT	iShares Infrastructure Active ETF

BINV	Brandes International ETF
BITK	Tuttle Capital Bitcoin 0DTE Covered Call ETF
BITX	2x Bitcoin Strategy ETF
BITY	Amplify Bitcoin 2% Monthly Option Income ETF
BJAN	Innovator U.S. Equity Buffer ETF - January
BJUL	Innovator U.S. Equity Buffer ETF - July
BJUN	Innovator U.S. Equity Buffer ETF - June
BKGI	BNY Mellon Global Infrastructure Income ETF
BLCK	Corgi Crypto Infrastructure ETF
BLDG	Cambria Global Real Estate ETF
BMAR	Innovator U.S. Equity Buffer ETF - March
BMAY	Innovator U.S. Equity Buffer ETF - May
BMNU	T-REX 2X Long BMNR Daily Target ETF
BNDY	Horizon Core Bond ETF
BNOV	Innovator U.S. Equity Buffer ETF - November
BOCT	Innovator U.S. Equity Buffer ETF - October
BOXA	Alpha Architect Aggregate Bond ETF
BOXX	Alpha Architect 1-3 Month Box ETF
BREW	Corgi Coffee & Energy Drinks ETF
BRKW	Roundhill BRKB WeeklyPay ETF
BRLN	iShares Floating Rate Loan Active ETF
BRZX	Corgi Brazil 2x Daily ETF
BSEP	Innovator U.S. Equity Buffer ETF - September
BSMC	Brandes U.S. Small-Mid Cap Value ETF
BTCI	NEOS Bitcoin High Income ETF
BTCL	T-Rex 2X Long Bitcoin Daily Target ETF
BTCO	Invesco Galaxy Bitcoin ETF
BTCW	WisdomTree Bitcoin Fund
BTCZ	T-Rex 2X Inverse Bitcoin Daily Target ETF
BUFB	Innovator Laddered Allocation Buffer ETF
BUFD	FT Vest Laddered Deep Buffer ETF
BUFE	FT Vest Laddered Emerging Markets Buffer ETF
BUFF	Innovator Laddered Allocation Power Buffer ETF
BUFG	FT Vest Buffered Allocation Growth ETF
BUFH	FT Vest Laddered Max Buffer ETF
BUFP	PGIM Laddered S&P 500 Buffer 12 ETF
BUFQ	FT Vest Laddered Nasdaq Buffer ETF
BUFR	FT Vest Laddered Buffer ETF
BUFS	FT Vest Laddered Small Cap Moderate Buffer ETF
BUFT	FT Vest Buffered Allocation Defensive ETF
BUFX	FT Vest Laddered Enhance & Moderate Buffer ETF
BUFY	FT Vest Laddered International Moderate Buffer ETF
BUFZ	FT Vest Laddered Moderate Buffer ETF
BUSA	Brandes U.S. Value ETF
BUYW	Main BuyWrite ETF
BUYZ	Franklin Disruptive Commerce ETF
BWTG	Brendan Wood TopGun Index ETF

BZZ	Corgi Drones & Urban Air Mobility ETF
CABZ	Roundhill Robotaxi, Autonomous Vehicles & Technology ETF
CALF	Pacer US Small Cap Cash Cows ETF
CAOS	Alpha Architect Tail Risk ETF
CATG	Leverage Shares 2X Long CAT Daily ETF
CBIL	Corgi 3-12 Month T-Bill ETF
CBOA	Calamos Bitcoin Structured Alt Protection ETF - April
CBOE	Cboe Global Markets, Inc.
CBOJ	Calamos Bitcoin Structured Alt Protection ETF - January
CBOL	Calamos Laddered Bitcoin Structured Alt Protection ETF
CBOO	Calamos Bitcoin Structured Alt Protection ETF - October
CBOT	Corgi Robots & Humanoids ETF
CBOX	Calamos Tax-Aware Collateral ETF
CBOY	Calamos Bitcoin Structured Alt Protection ETF - July
CBRG	Leverage Shares 2X Long CBRS Daily ETF
CBRX	Tradr 2X Long CBRS Daily ETF
CBRZ	Tradr 2X Short CBRS Daily ETF
CBTA	Calamos Bitcoin 80 Series Structured Alt Protection ETF - April
CBTJ	Calamos Bitcoin 80 Series Structured Alt Protection ETF - January
CBTL	Calamos Laddered Bitcoin 80 Series Structured Alt Protection ETF
CBTO	Calamos Bitcoin 80 Series Structured Alt Protection ETF - October
CBTY	Calamos Bitcoin 80 Series Structured Alt Protection ETF - July
CBXA	Calamos Bitcoin 90 Series Structured Alt Protection ETF - April
CBXJ	Calamos Bitcoin 90 Series Structured Alt Protection ETF - January
CBXL	Calamos Laddered Bitcoin 90 Series Structured Alt Protection ETF
CBXO	Calamos Bitcoin 90 Series Structured Alt Protection ETF - October
CBXY	Calamos Bitcoin 90 Series Structured Alt Protection ETF - July
CCPX	Corgi China 2x Daily ETF
CCUP	T-REX 2X Long CRCL Daily Target ETF
CEFS	Saba Closed-End Funds ETF
CEFZ	RiverNorth Active Income ETF
CEGX	Tradr 2X Long CEG Daily ETF
CEMB	iShares J.P. Morgan EM Corporate Bond ETF
CFIT	Cambria Fixed Income Trend ETF
CGOV	Corgi 0-3 Month T-Bill ETF
CHNL	Chainlink ETF
CHNU	2x Chainlink ETF
CHYG	Corgi 0-5 Year High Yield Corporate Bond ETF
CIEG	Leverage Shares 2X Long CIEN Daily ETF
CIEI	Corgi 3-7 Year Treasury Bond ETF
CIFU	T-REX 2X Long CIFR Daily Target ETF
CIVG	Corgi 1-5 Year Investment Grade Corporate Bond ETF
CJUN	Corgi U.S. Equities 15% Structured Buffer ETF - June Series
CLSE	Convergence Long/Short Equity ETF
CLSX	Tradr 2X Long CLSK Daily ETF
CMAG	Corgi Mag 7 ETF
CMAY	Corgi U.S. Equities 15% Structured Buffer ETF - May Series

CMCI	VanEck CMCI Commodity Strategy ETF
CNAV	Mohr Company Nav ETF
CNYA	iShares MSCI China A ETF
COHH	Leverage Shares 2X Long COHR Daily ETF
COHX	Tradr 2X Long COHR Daily ETF
COIO	Leverage Shares 2x Capped Accelerated COIN Monthly ETF
COIW	Roundhill COIN WeeklyPay ETF
COMD	Global X Commodity Strategy ETF
COPA	Themes Copper Miners ETF
CORD	T-REX 2X Inverse CRWV Daily Target ETF
COSW	Roundhill COST WeeklyPay ETF
COWZ	Pacer US Cash Cows 100 ETF
COZX	Tradr 2X Long CORZ Daily ETF
CPNX	Tradr 2X Long CPNG Daily ETF
CPSL	Calamos Laddered S&P 500 Structured Alt Protection ETF
CQTM	Corgi Quantum Computing ETF
CRCD	T-REX 2X Inverse CRCL Daily Target ETF
CRDD	Cardano ETF
CRDU	Tradr 2X Long CRDO Daily ETF
CRDX	2x Cardano ETF
CRMX	Tradr 2X Long CRML Daily ETF
CRWU	T-REX 2X Long CRWV Daily Target ETF
CSEX	Tradr 2X Long CLS Daily ETF
CSM	ProShares Large Cap Core Plus
CSTK	Invesco Comstock Contrarian Equity ETF
CTEF	Castellan Targeted Equity ETF
CTIF	Castellan Targeted Income ETF
CTJN	Corgi U.S. Equities 30% Structured Buffer ETF - June Series
CTMA	Corgi U.S. Equities 30% Structured Buffer ETF - May Series
CUST	Corgi 1-3 Year Treasury Bond ETF
CVAR	Cultivar ETF
CWVX	Tradr 2X Long CRWV Daily ETF
DAPR	FT Vest U.S. Equity Deep Buffer ETF - April
DAUG	FT Vest U.S. Equity Deep Buffer ETF - August
DDEC	FT Vest U.S. Equity Deep Buffer ETF - December
DDFA	Innovator Equity Dual Directional 15 Buffer ETF - April
DDFD	Innovator Equity Dual Directional 15 Buffer ETF - December
DDFF	Innovator Equity Dual Directional 15 Buffer ETF - February
DDFJ	Innovator Equity Dual Directional 15 Buffer ETF - January
DDFL	Innovator Equity Dual Directional 15 Buffer ETF - July
DDFM	Innovator Equity Dual Directional 15 Buffer ETF - March
DDFN	Innovator Equity Dual Directional 15 Buffer ETF - November
DDFO	Innovator Equity Dual Directional 15 Buffer ETF - October
DDFS	Innovator Equity Dual Directional 15 Buffer ETF - September
DDFY	Innovator Equity Dual Directional 15 Buffer ETF - May
DDFZ	Innovator Equity Dual Directional 15 Buffer ETF - June
DDLS	WisdomTree Dynamic International SmallCap Equity Fund

DDNQ	Innovator Growth-100 Dual Directional 5 Buffer ETF - Quarterly
DDSQ	Innovator Equity Dual Directional 5 Buffer ETF - Quarterly
DDTA	Innovator Equity Dual Directional 10 Buffer ETF - April
DDTD	Innovator Equity Dual Directional 10 Buffer ETF - December
DDTF	Innovator Equity Dual Directional 10 Buffer ETF - February
DDTJ	Innovator Equity Dual Directional 10 Buffer ETF - January
DDTL	Innovator Equity Dual Directional 10 Buffer ETF - July
DDTM	Innovator Equity Dual Directional 10 Buffer ETF - March
DDTN	Innovator Equity Dual Directional 10 Buffer ETF - November
DDTO	Innovator Equity Dual Directional 10 Buffer ETF - October
DDTS	Innovator Equity Dual Directional 10 Buffer ETF - September
DDTY	Innovator Equity Dual Directional 10 Buffer ETF - May
DDTZ	Innovator Equity Dual Directional 10 Buffer ETF - June
DDV	Defined Duration 5 ETF
DDWM	WisdomTree Dynamic International Equity Fund
DDX	Defined Duration 10 ETF
DDXX	Defined Duration 20 ETF
DECM	FT Vest U.S. Equity Max Buffer ETF - December
DECP	PGIM S&P 500 Buffer 12 ETF - December
DECT	AllianzIM U.S. Equity Buffer10 Dec ETF
DECU	AllianzIM U.S. Equity Buffer15 Uncapped Dec ETF
DECW	AllianzIM U.S. Equity Buffer20 Dec ETF
DECZ	Elevation Series Trust
DEFR	Aptus Deferred Income ETF
DFEB	FT Vest U.S. Equity Deep Buffer ETF - February
DFIC	Dimensional International Core Equity 2 ETF
DFIS	Dimensional International Small Cap ETF
DFNL	Davis Select Financial ETF
DGAP	FT Vest U.S. Equity Buffer & Digital Return ETF - April
DGJA	FT Vest U.S. Equity Buffer & Digital Return ETF - January
DGOC	FT Vest U.S. Equity Buffer & Digital Return ETF - October
DHDG	FT Vest U.S. Equity Quarterly 2.5 to 15 Buffer ETF
DIHP	Dimensional International High Profitability ETF
DINT	Davis Select International ETF
DIPR	Corgi Space & Satellite Communications ETF
DISV	Dimensional International Small Cap Value ETF
DIVB	iShares Core Dividend ETF
DIVN	Horizon Dividend Income ETF
DJAN	FT Vest U.S. Equity Deep Buffer ETF - January
DJTU	T-REX 2X Long DJT Daily Target ETF
DJUL	FT Vest U.S. Equity Deep Buffer ETF - July
DJUN	FT Vest U.S. Equity Deep Buffer ETF - June
DLAG	FT Vest U.S. Equity Dual Directional Buffer ETF - August
DLFE	FT Vest U.S. Equity Dual Directional Buffer ETF - February
DLMY	FT Vest U.S. Equity Dual Directional Buffer ETF - May
DLNV	FT Vest U.S. Equity Dual Directional Buffer ETF - November
DMAR	FT Vest U.S. Equity Deep Buffer ETF - March

DMAX	iShares Large Cap Max Buffer Dec ETF
DMAY	FT Vest U.S. Equity Deep Buffer ETF - May
DNOV	FT Vest U.S. Equity Deep Buffer ETF - November
DOCK	Corgi Ports, Rail & Freight ETF
DOCT	FT Vest U.S. Equity Deep Buffer ETF - October
DOGG	FT Vest DJIA Dogs 10 Target Income ETF
DOJE	REX-Osprey DOGE ETF
DRAM	Roundhill Memory ETF
DRGN	Themes China Generative Artificial Intelligence ETF
DRMP	Tuttle Capital Memory Stack Income Blast ETF
DRNL	Defiance 2X Daily Long Pure Drone and Aerial Automation ETF
DRSK	Aptus Defined Risk ETF
DSEP	FT Vest U.S. Equity Deep Buffer ETF - September
DUBS	Aptus Large Cap Enhanced Yield ETF
DURA	VanEck Durable High Dividend ETF
DUSA	Davis Select U.S. Equity ETF
DVVY	Invesco Diversified Dividend Opportunities ETF
DWLD	Davis Select Worldwide ETF
DWWN	Principal Long Duration ETF
EALT	Innovator U.S. Equity 5 to 15 Buffer ETF - Quarterly
EAOA	iShares ESG Aware 80/20 Aggressive Allocation ETF
EAOK	iShares ESG Aware 30/70 Conservative Allocation ETF
EAOM	iShares ESG Aware 40/60 Moderate Allocation ETF
EAOR	iShares ESG Aware 60/40 Balanced Allocation ETF
ECH	iShares MSCI Chile ETF
EDEN	iShares MSCI Denmark ETF
EDGE	MRBL Enhanced Equity ETF
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF
EFAD	ProShares MSCI EAFE Dividend Growers ETF
EFAV	iShares MSCI EAFE Min Vol Factor ETF
EFG	iShares MSCI EAFE Growth ETF
EFNL	iShares MSCI Finland ETF
EFV	iShares MSCI EAFE Value ETF
EGUS	iShares ESG Aware MSCI USA Growth ETF
EHCC	Global X Ethereum Covered Call ETF
EHY	Amplify Ethereum Max Income Covered Call ETF
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF
EMGF	iShares Emerging Markets Equity Factor ETF
EMHY	iShares J.P. Morgan EM High Yield Bond ETF
EMJN	Corgi Emerging Markets Equities 15% Structured Buffer ETF - June Series
EMMY	Corgi Emerging Markets Equities 15% Structured Buffer ETF - May Series
EMTL	State Street DoubleLine Emerging Markets Fixed Income ETF
EMXX	Corgi Emerging Markets 2x Daily ETF
ENOR	iShares MSCI Norway ETF
EOSU	T-REX 2X Long EOSE Daily Target ETF
EPRF	Innovator S&P Investment Grade Preferred ETF
EQLT	iShares MSCI Emerging Markets Quality Factor ETF
ESG	FlexShares STOXX US ESG Select Index Fund
ESGG	FlexShares STOXX Global ESG Select Index Fund

ESGV	Vanguard ESG U.S. Stock ETF
ESML	iShares ESG Aware MSCI USA Small-Cap ETF
ETHU	2x Ether ETF
ETHV	VanEck Ethereum ETF
ETNG	Leverage Shares 2X Long ETN Daily ETF
ETTY	Amplify Ethereum 3% Monthly Option Income ETF
ETU	T-Rex 2X Long Ether Daily Target ETF
EUAD	Select STOXX Europe Aerospace & Defense ETF
EUDV	ProShares MSCI Europe Dividend Growers ETF
EUHY	iShares Euro High Yield Corporate Bond USD Hedged ETF
EUIG	iShares Euro Investment Grade Corporate Bond USD Hedged ETF
EUV	Corgi Lithography & Semiconductor Photonics ETF
EUVX	Corgi Lithography & Semiconductor Photonics 2x Daily ETF
EVLU	iShares MSCI Emerging Markets Value Factor ETF
EVUS	iShares ESG Aware MSCI USA Value ETF
EWUS	iShares MSCI United Kingdom Small-Cap ETF
EYES	Corgi Data & Surveillance ETF
EYLD	Cambria Emerging Shareholder Yield ETF
EZBC	Franklin Bitcoin ETF
EZET	Franklin Ethereum ETF
EZPZ	Franklin Crypto Index ETF
EZU	iShares MSCI Eurozone ETF
FAPR	FT Vest U.S. Equity Buffer ETF - April
FAUG	FT Vest U.S. Equity Buffer ETF - August
FB	ProShares S&P 500 Dynamic Buffer ETF
FBCG	Fidelity Blue Chip Growth ETF
FBCV	Fidelity Blue Chip Value ETF
FBTC	Fidelity Wise Origin Bitcoin Fund
FBUF	Fidelity Dynamic Buffered Equity ETF
FCLD	Fidelity Cloud Computing ETF
FCPI	Fidelity Stocks for Inflation ETF
FCTR	First Trust Lunt U.S. Factor Rotation ETF
FDEC	FT Vest U.S. Equity Buffer ETF - December
FDEM	Fidelity Emerging Markets Multifactor ETF
FDEV	Fidelity International Multifactor ETF
FDND	FT Vest Dow Jones Internet & Target Income ETF
FDRV	Fidelity Electric Vehicles and Future Transportation ETF
FEBM	FT Vest U.S. Equity Max Buffer ETF - February
FEBP	PGIM S&P 500 Buffer 12 ETF - February
FEBT	AllianzIM U.S. Equity Buffer10 Feb ETF
FEBU	AllianzIM U.S. Equity Buffer15 Uncapped Feb ETF
FEBW	AllianzIM U.S. Equity Buffer20 Feb ETF
FEBZ	Elevation Series Trust
FETH	Fidelity Ethereum Fund
FFDI	Fidelity Fundamental Developed International ETF
FFEB	FT Vest U.S. Equity Buffer ETF - February
FFEM	Fidelity Fundamental Emerging Markets ETF
FFF	Founders 100 ETF
FFGX	Fidelity Fundamental Global ex-U.S. ETF

FFLC	Fidelity Fundamental Large Cap Core ETF
FFLG	Fidelity Fundamental Large Cap Growth ETF
FFLV	Fidelity Fundamental Large Cap Value ETF
FFOG	Franklin Focused Growth ETF
FFSM	Fidelity Fundamental Small-Mid Cap ETF
FGRU	T-REX 2X Long FIGR Daily Target ETF
FHDG	FT Vest U.S. Equity Quarterly Dynamic Buffer ETF
FHEQ	Fidelity Hedged Equity ETF
FJAN	FT Vest U.S. Equity Buffer ETF - January
FJUL	FT Vest U.S. Equity Buffer ETF - July
FJUN	FT Vest U.S. Equity Buffer ETF - June
FLAO	AllianzIM U.S. Equity 6 Month Floor5 Apr/Oct ETF
FLBL	Franklin Senior Loan ETF
FLDR	Fidelity Low Duration Bond Factor ETF
FLDZ	Elevation Series Trust
FLHY	Franklin High Yield Corporate ETF
FLIA	Franklin International Aggregate Bond ETF
FLJJ	AllianzIM U.S. Equity 6 Month Floor5 Jan/Jul ETF
FLOT	iShares Floating Rate Bond ETF
FLQL	Franklin U.S. Large Cap Multifactor Index ETF
FLQM	Franklin U.S. Mid Cap Multifactor Index ETF
FLQS	Franklin U.S. Small Cap Multifactor Index ETF
FLXI	Invesco Flexible Income ETF
FLXN	Horizon Flexible Income ETF
FLYT	Tradr 2X Long FLY Daily ETF
FMAG	Fidelity Magellan ETF
FMAR	FT Vest U.S. Equity Buffer ETF - March
FMAY	FT Vest U.S. Equity Buffer ETF - May
FNOV	FT Vest U.S. Equity Buffer ETF - November
FOCT	FT Vest U.S. Equity Buffer ETF - October
FORH	Formidable ETF
FOTO	Tuttle Capital Pure Play Photonics ETF
FOWF	Pacer Solactive Whitney Future of Warfare ETF
FPAA	FPA Global Allocation ETF
FPAG	FPA Global Equity ETF
FPAS	FPA Short Duration Government ETF
FPFD	Fidelity Preferred Securities & Income ETF
FPRO	Fidelity Real Estate Investment ETF
FRDM	Freedom 100 Emerging Markets ETF
FRNW	Fidelity Clean Energy ETF
FSEP	FT Vest U.S. Equity Buffer ETF - September
FYEE	Fidelity Yield Enhanced Equity ETF
FYLD	Cambria Foreign Shareholder Yield ETF
GAA	Cambria Global Asset Allocation ETF
GAPR	FT Vest U.S. Equity Moderate Buffer ETF - April
GARP	iShares MSCI USA Quality GARP ETF
GASZ	Corgi Natural Gas Power & Turbines ETF
GAUG	FT Vest U.S. Equity Moderate Buffer ETF - August
GCOW	Pacer Global Cash Cows Dividend ETF

GDE	WisdomTree Efficient Gold Plus Equity Strategy Fund
GDEC	FT Vest U.S. Equity Moderate Buffer ETF - December
GDMA	Gadsden Dynamic Multi-Asset ETF
GDMN	WisdomTree Efficient Gold Plus Gold Miners Strategy Fund
GDT	WisdomTree Efficient TIPS Plus Gold Fund
GDXW	Roundhill Gold Miners WeeklyPay ETF
GEMD	Goldman Sachs Access Emerging Markets USD Bond ETF
GEVX	Tradr 2X Long GEV Daily ETF
GFEB	FT Vest U.S. Equity Moderate Buffer ETF - February
GHTA	Goose Hollow Tactical Allocation ETF
GHYG	iShares US & Intl High Yield Corp Bond ETF
GJAN	FT Vest U.S. Equity Moderate Buffer ETF - January
GJUL	FT Vest U.S. Equity Moderate Buffer ETF - July
GJUN	FT Vest U.S. Equity Moderate Buffer ETF - June
GLAM	Corgi Beauty, Skincare & Aesthetics ETF
GLBL	Pacer MSCI World Industry Advantage ETF
GLDW	Roundhill Gold WeeklyPay ETF
GLXU	T-REX 2X Long GLXY Daily Target ETF
GMAR	FT Vest U.S. Equity Moderate Buffer ETF - March
GMAY	FT Vest U.S. Equity Moderate Buffer ETF - May
GMEU	T-REX 2X Long GME Daily Target ETF
GMOM	Cambria Global Momentum ETF
GNMX	Corgi Genomics & Precision Medicine ETF
GNOV	FT Vest U.S. Equity Moderate Buffer ETF - November
GOCT	FT Vest U.S. Equity Moderate Buffer ETF - October
GOLY	Strategy Shares Gold Enhanced Yield ETF
GOOP	Kurv Yield Premium Strategy Google (GOOGL) ETF
GOOW	Roundhill GOOGL WeeklyPay ETF
GOOX	T-Rex 2X Long Alphabet Daily Target ETF
GOP	Tidal Trust I
GOVM	iShares 1-10 Year Treasury Bond ETF
GOVT	iShares U.S. Treasury Bond ETF
GOVZ	iShares 25+ Year Treasury STRIPS Bond ETF
GROZ	Zacks Focus Growth ETF
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF
GSEP	FT Vest U.S. Equity Moderate Buffer ETF - September
GSEW	Goldman Sachs Equal Weight U.S. Large Cap Equity ETF
GSID	Goldman Sachs MarketBeta International Equity ETF
GSST	Goldman Sachs Ultra Short Bond ETF
GSUS	Goldman Sachs MarketBeta U.S. Equity ETF
GSWO	Goldman Sachs ActiveBeta World Equity ETF
GTIP	Goldman Sachs Access Inflation Protected USD Bond ETF
GTOC	Invesco Core Fixed Income ETF
GTOH	Invesco Short Duration High Yield ETF
GTOS	Invesco Short Duration Total Return Bond ETF
GVAL	Cambria Global Value ETF
GVI	iShares Intermediate Government/Credit Bond ETF
HALX	Tuttle Capital Heavy Assets Low Obsolescence ETF
HAUS	Tidal Trust I

HBMX	Tuttle Capital Concentrated Memory Stack ETF
HBTC	Fortuna Hedged Bitcoin ETF
HCRB	Hartford Core Bond ETF
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF
HEFA	iShares Currency Hedged MSCI EAFE ETF
HEGD	Swan Hedged Equity US Large Cap ETF
HELX	Franklin Genomic Advancements ETF
HEMI	Hartford Equity Premium Income ETF
HFGO	Hartford Large Cap Growth ETF
HFSI	Hartford Strategic Income ETF
HIMU	iShares High Yield Muni Active ETF
HJUN	Corgi U.S. Equities 100% Structured Buffer ETF - June Series
HMAY	Corgi U.S. Equities 100% Structured Buffer ETF - May Series
HODL	VanEck Bitcoin ETF
HONG	Leverage Shares 2X Long HON Daily ETF
HOOW	Roundhill HOOD WeeklyPay ETF
HTUS	Hull Tactical US ETF
HULL	Corgi Shipping & Global Logistics ETF
HUMN	Roundhill Humanoid Robotics ETF
HYBL	State Street Blackstone High Income ETF
HYD	VanEck High Yield Muni ETF
HYDB	iShares High Yield Systematic Bond ETF
HYGM	Amplify HYG High Yield 10% Target Income ETF
HYGW	iShares High Yield Corporate Bond BuyWrite Strategy ETF
HYHG	ProShares High Yield-Interest Rate Hedged ETF
HYIN	WisdomTree Private Credit and Alternative Income Fund
IAGG	iShares Core International Aggregate Bond Fund
IAUI	NEOS Gold High Income ETF
IBHF	iShares iBonds 2026 Term High Yield and Income ETF
IBHG	iShares iBonds 2027 Term High Yield and Income ETF
IBHH	iShares iBonds 2028 Term High Yield and Income ETF
IBHI	iShares iBonds 2029 Term High Yield and Income ETF
IBHJ	iShares iBonds 2030 Term High Yield and Income ETF
IBHK	iShares iBonds 2031 Term High Yield and Income ETF
IBHL	iShares iBonds 2032 Term High Yield and Income ETF
IBHM	iShares iBonds 2033 Term High Yield and Income ETF
IBMO	iShares iBonds Dec 2026 Term Muni Bond ETF
IBMP	iShares iBonds Dec 2027 Term Muni Bond ETF
IBMQ	iShares iBonds Dec 2028 Term Muni Bond ETF
IBMR	iShares iBonds Dec 2029 Term Muni Bond ETF
IBMS	iShares iBonds Dec 2030 Term Muni Bond ETF
IBMT	iShares iBonds Dec 2031 Term Muni Bond ETF
IBMU	iShares iBonds Dec 2032 Term Muni Bond ETF
IBMV	iShares iBonds Dec 2033 Term Muni Bond ETF
IBMW	iShares iBonds Dec 2034 Term Muni Bond ETF
IBMX	iShares iBonds Dec 2035 Term Muni Bond ETF
IBX	Tradr 2X Long IBM Daily ETF
ICF	iShares Select U.S. REIT ETF
ICLO	Invesco AAA CLO Floating Rate Note ETF

ICOW	Pacer Developed Markets International Cash Cows 100 ETF
ICSH	iShares Ultra Short Duration Bond Active ETF
ICVT	iShares Convertible Bond ETF
IDJN	Corgi International Developed Equities 15% Structured Buffer ETF - June Series
IDMY	Corgi International Developed Equities 15% Structured Buffer ETF - May Series
IDUB	Aptus International Enhanced Yield ETF
IDV	iShares International Select Dividend ETF
IDVZ	Polen International Dividend Income Fund
IEDI	iShares U.S. Consumer Focused ETF
IEFA	iShares Core MSCI EAFE ETF
IEO	iShares U.S. Oil & Gas Exploration & Production ETF
IETC	iShares U.S. Tech Independence Focused ETF
IFRA	iShares U.S. Infrastructure ETF
IG	Principal Investment Grade Corporate ETF
IGE	iShares North American Natural Resources ETF
IGEB	iShares Investment Grade Systematic Bond ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged
IGLD	FT Vest Gold Strategy Target Income ETF
IGRO	iShares International Dividend Growth ETF
IGV	iShares Expanded Tech-Software Sector ETF
IMF	Invesco Managed Futures Strategy ETF
IMFL	Invesco International Developed Dynamic Multifactor ETF
IMTG	Invesco Agency MBS ETF
INDA	iShares MSCI India ETF
INFH	Defiance Daily Target 2X Long INFQ ETF
INTL	Main International ETF
INTM	Invesco Intermediate Municipal ETF
IPAV	Global X Infrastructure Development ex-U.S. ETF
IQDG	WisdomTree International Quality Dividend Growth Fund
IQM	Franklin Intelligent Machines ETF
IREX	Tradr 2X Long IREN Daily ETF
IREZ	Tradr 2X Short IREN Daily ETF
IROC	Invesco Rochester High Yield Municipal ETF
ISBG	IncomeSTKd 1x Bitcoin & 1x Gold Premium ETF
ISMF	iShares Managed Futures Active ETF
ISPY	ProShares S&P 500 High Income ETF
ISSB	IncomeSTKd 1x US Stocks & 1x Bitcoin Premium ETF
ISVL	iShares International Developed Small Cap Value Factor ETF
ITA	iShares U.S. Aerospace & Defense ETF
ITB	iShares U.S. Home Construction ETF
ITM	VanEck Intermediate Muni ETF
ITWO	ProShares Russell 2000 High Income ETF
IVVB	iShares Large Cap Deep Quarterly Laddered ETF
IVVM	iShares Large Cap Moderate Quarterly Laddered ETF
IVVW	iShares S&P 500 BuyWrite ETF
IWMI	NEOS Russell 2000 High Income ETF
IWMW	iShares Russell 2000 BuyWrite ETF
IYJ	iShares U.S. Industrials ETF
IYLD	iShares Morningstar Multi-Asset Income ETF

IYRI	NEOS Real Estate High Income ETF
IYT	iShares U.S. Transportation ETF
IYZ	iShares U.S. Telecommunications ETF
IZRL	ARK Israel Innovative Technology ETF
JADB	Aptus January Deep Buffer ETF
JAJL	Innovator Equity Defined Protection ETF - 6mo Jan/Jul
JANB	Aptus January Buffer ETF
JANH	Innovator Premium Income 20 Barrier ETF - January
JANI	AllianzIM International Equity Buffer15 Uncapped Jan ETF
JANJ	Innovator Premium Income 30 Barrier ETF - January
JANM	FT Vest U.S. Equity Max Buffer ETF - January
JANP	PGIM S&P 500 Buffer 12 ETF - January
JANT	AllianzIM U.S. Equity Buffer10 Jan ETF
JANU	AllianzIM U.S. Equity Buffer15 Uncapped Jan ETF
JANW	AllianzIM U.S. Equity Buffer20 Jan ETF
JANZ	Elevation Series Trust
JBBB	Janus Henderson B-BBB CLO ETF
JELH	Janus Henderson Equity Linked High Income ETF
JELM	Janus Henderson Equity Linked Moderate Income ETF
JNEU	AllianzIM U.S. Equity Buffer15 Uncapped June ETF
JOBX	Tradr 2X Long JOBY Daily ETF
JOUL	Corgi High Voltage Grid Equipment ETF
JUCY	Aptus Enhanced Yield ETF
JUDB	Aptus July Deep Buffer ETF
JUDO	Janus Henderson U.S. Equity Enhanced Income ETF
JULB	Aptus July Buffer ETF
JULH	Innovator Premium Income 20 Barrier ETF - July
JULJ	Innovator Premium Income 30 Barrier ETF - July
JULM	FT Vest U.S. Equity Max Buffer ETF - July
JULP	PGIM S&P 500 Buffer 12 ETF - July
JULT	AllianzIM U.S. Equity Buffer10 Jul ETF
JULU	AllianzIM U.S. Equity Buffer15 Uncapped Jul ETF
JULW	AllianzIM U.S. Equity Buffer20 Jul ETF
JULZ	Elevation Series Trust
JUNC	Corgi U.S. Equities 10% Structured Buffer ETF - June Series
JUNM	FT Vest U.S. Equity Max Buffer ETF - June
JUNP	PGIM S&P 500 Buffer 12 ETF - June
JUNT	AllianzIM U.S. Equity Buffer10 Jun ETF
JUNW	AllianzIM U.S. Equity Buffer20 Jun ETF
JUNZ	Elevation Series Trust
JXX	Janus Henderson Transformational Growth ETF
KAMO	Kensington Credit Opportunities ETF
KAPR	Innovator U.S. Small Cap Power Buffer ETF - April
KAUG	Innovator US Small Cap Power Buffer ETF - August
KCOP	Kurv Copper & Mining Enhanced Income ETF
KDEC	Innovator U.S. Small Cap Power Buffer ETF - December
KEEX	Defiance Daily Target 2x Long KEEL ETF
KFEB	Innovator U.S. Small Cap Power Buffer ETF - February
KGLD	Kurv Gold Enhanced Income ETF

KHPI	Kensington Hedged Premium Income ETF
KJAN	Innovator U.S. Small Cap Power Buffer ETF - January
KJUL	Innovator U.S. Small Cap Power Buffer ETF - July
KJUN	Innovator U.S. Small Cap Power Buffer ETF - June
KMAR	Innovator U.S. Small Cap Power Buffer ETF - March
KMAY	Innovator U.S. Small Cap Power Buffer ETF - May
KNG	FT Vest S&P 500 Dividend Aristocrats Target Income ETF
KNOV	Innovator U.S. Small Cap Power Buffer ETF - November
KNOW	Fundamentals First ETF
KOCT	Innovator U.S. Small Cap Power Buffer ETF - October
KONG	Formidable Fortress ETF
KRWX	Corgi South Korea 2x Daily ETF
KSEP	Innovator U.S. Small Cap Power Buffer ETF - September
KSLV	Kurv Silver Enhanced Income ETF
KTUP	T-REX 2X Long KTOS Daily Target ETF
KWT	iShares MSCI Kuwait ETF
KYC	Corgi Digital Banking & Fintech Infrastructure ETF
KYLD	Kurv High Income ETF
LABX	Tradr 2X Long ALAB Daily ETF
LAPR	Innovator Premium Income 15 Buffer ETF - April
LATR	Corgi Buy Now Pay Later ETF
LBO	WHITEWOLF Publicly Listed Private Equity ETF
LCAP	Principal Capital Appreciation Select ETF
LCF	Touchstone US Large Cap Focused ETF
LCOW	Pacer S&P 500 Quality FCF Aristocrats ETF
LDDR	LifeX 2035 Income Bucket ETF
LEAD	Siren DIVCON Leaders Dividend ETF
LENS	Sarmaya Thematic ETF
LEUX	Tradr 2X Long LEU Daily ETF
LFAI	LifeX 2050 Longevity Income ETF
LFAO	LifeX 2055 Longevity Income ETF
LFAW	LifeX 2060 Longevity Income ETF
LFBE	LifeX 2065 Longevity Income ETF
LFDR	LifeX Durable Income ETF
LIAE	LifeX 2050 Inflation-Protected Longevity Income ETF
LIAM	LifeX 2055 Inflation-Protected Longevity Income ETF
LIAU	LifeX 2060 Inflation-Protected Longevity Income ETF
LIBD	LifeX 2065 Inflation-Protected Longevity Income ETF
LIFT	LifeX 2028 Income Bucket ETF
LIMI	Themes Lithium & Battery Metal Miners ETF
LITU	T-REX 2X Long LITE Daily Target ETF
LITX	Tradr 2X Long LITE Daily ETF
LITZ	Tradr 2X Short LITE Daily ETF
LJAN	Innovator Premium Income 15 Buffer ETF - January
LJUL	Innovator Premium Income 15 Buffer ETF - July
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund
LNOK	Defiance Daily Target 2X Long NOK ETF
LOCT	Innovator Premium Income 15 Buffer ETF - October
LOHA	Roundhill HALO ETF

LQDI	iShares Inflation Hedged Corporate Bond ETF
LQDM	Amplify LQD Investment Grade 12% Target Income ETF
LQDW	iShares Investment Grade Corporate Bond BuyWrite Strategy ETF
LQID	Kurv Enhanced Short Maturity ETF
LRCU	Tradr 2X Long LRCX Daily ETF
LUNL	Defiance Daily Target 2X Long LUNR ETF
LVHI	Franklin International Low Volatility High Dividend Index ETF
LYLD	Cambria Large Cap Shareholder Yield ETF
MAGA	Point Bridge America First ETF
MAGC	Roundhill China Magnificent Seven ETF
MAGO	Tuttle Capital Magnificent 7 Income Blast ETF
MAGS	Roundhill Magnificent Seven ETF
MAGX	Roundhill Daily 2X Long Magnificent Seven ETF
MAGY	Roundhill Magnificent Seven Covered Call ETF
MAMB	Monarch Ambassador Income Index ETF
MARM	FT Vest U.S. Equity Max Buffer ETF - March
MARS	Roundhill Space & Technology ETF
MART	AllianzIM U.S. Equity Buffer10 Mar ETF
MARU	AllianzIM U.S. Equity Buffer15 Uncapped Mar ETF
MARW	AllianzIM U.S. Equity Buffer20 Mar ETF
MARZ	Elevation Series Trust
MAUG	Pacer Swan SOS Moderate (August) ETF
MAXJ	iShares Large Cap Max Buffer Jun ETF
MAYC	Corgi U.S. Equities 10% Structured Buffer ETF - May Series
MAYM	FT Vest U.S. Equity Max Buffer ETF - May
MAYP	PGIM S&P 500 Buffer 12 ETF - May
MAYT	AllianzIM U.S. Equity Buffer10 May ETF
MAYU	AllianzIM U.S. Equity Buffer15 Uncapped May ETF
MAYW	AllianzIM U.S. Equity Buffer20 May ETF
MAYZ	Elevation Series Trust
MBBA	iShares Mortgage-Backed Securities Active ETF
MBBB	VanEck Moody's Analytics BBB Corporate Bond ETF
MBCE	Monarch Blue Chips Elite Index ETF
MBND	State Street Nuveen Municipal Bond ETF
MCHU	Tradr 2X Long MCHP Daily ETF
MCOW	Pacer S&P MidCap 400 Quality FCF Aristocrats ETF
MDCR	Pacer Swan SOS Moderate December ETF
MDEV	First Trust Indxx Medical Devices ETF
MDLV	Morgan Dempsey Large Cap Value ETF
MDPL	Monarch Dividend Plus Index ETF
MEAR	iShares Short Maturity Municipal Bond Active ETF
MEMY	Tuttle Capital Meme Stock Income Blast ETF
METW	Roundhill META WeeklyPay ETF
MFEB	Pacer Swan SOS Moderate (February) ETF
MFUL	Mindful Conservative ETF
MFUT	Cambria Chesapeake Pure Trend ETF
MGKX	Corgi U.S. Mega-Cap Growth 2x Daily ETF
MIG	VanEck Moody's Analytics IG Corporate Bond ETF
MILK	Pacer US Cash Cows Bond ETF

MINN	Mairs & Power Minnesota Municipal Bond ETF
MJUN	Pacer Swan SOS Moderate June ETF
MLN	VanEck Long Muni ETF
MLPI	NEOS MLP & Energy Infrastructure High Income ETF
MMAR	Pacer Swan SOS Moderate March ETF
MMAX	iShares Large Cap Max Buffer Mar ETF
MMAY	Pacer Swan SOS Moderate (May) ETF
MNVR	Pacer Swan SOS Moderate (November) ETF
MOAT	VanEck Morningstar Wide Moat ETF
MOTG	VanEck Morningstar Global Wide Moat ETF
MOTI	VanEck Morningstar International Moat ETF
MPLY	Monopoly ETF
MPRO	Monarch ProCap Index ETF
MPWX	Tradr 2X Long MPWR Daily ETF
MRCP	PGIM S&P 500 Buffer 12 ETF - March
MRGR	ProShares Merger ETF
MSEP	Pacer Swan SOS Moderate September ETF
MSFW	Roundhill MSFT WeeklyPay ETF
MSFX	T-Rex 2X Long Microsoft Daily Target ETF
MSFY	Kurv Yield Premium Strategy Microsoft (MSFT) ETF
MSMR	McElhenny Sheffield Managed Risk ETF
MSOO	Leverage Shares 2x Capped Accelerated MSTR Monthly ETF
MSSS	Monarch Select Subsector Index ETF
MSST	YieldMax MSTR Performance & Distribution Target 25 ETF
MSTB	LHA Market State Tactical Beta ETF
MSTQ	LHA Market State Tactical Q ETF
MSTU	T-Rex 2X Long MSTR Daily Target ETF
MSTW	Roundhill MSTR WeeklyPay ETF
MSTZ	T-Rex 2X Inverse MSTR Daily Target ETF
MTRA	Invesco International Growth Focus ETF
MTUM	iShares MSCI USA Momentum Factor ETF
MUNY	Vanguard New York Tax-Exempt Bond ETF
MVAL	VanEck Morningstar Wide Moat Value ETF
MVFD	Monarch Volume Factor Dividend Tree Index ETF
MVFG	Monarch Volume Factor Global Unconstrained Index ETF
MYLD	Cambria Micro and SmallCap Shareholder Yield ETF
NANC	Tidal Trust I
NAPR	Innovator Growth-100 Power Buffer ETF - April
NAUG	Innovator Growth-100 Power Buffer ETF - August
NBIZ	Tradr 2X Short NBIS Daily ETF
NDEC	Innovator Growth-100 Power Buffer ETF - December
NDOW	Anydrus Advantage ETF
NEAR	iShares Short Duration Bond Active ETF
NEBX	Tradr 2X Long NBIS Daily ETF
NEHI	NEOS Ethereum High Income ETF
NELS	Nelson Select ETF
NERD	Roundhill Video Games ETF
NFEB	Innovator Growth-100 Power Buffer ETF - February
NFLP	Kurv Yield Premium Strategy Netflix (NFLX) ETF

NFLU	T-Rex 2X Long NFLX Daily Target ETF
NFLW	Roundhill NFLX WeeklyPay ETF
NIHI	NEOS MSCI EAFE High Income ETF
NJAN	Innovator Growth-100 Power Buffer ETF - January
NJUL	Innovator Growth-100 Power Buffer ETF - July
NJUN	Innovator Growth-100 Power Buffer ETF - June
NLSI	NEOS Long/Short Equity Income ETF
NMAR	Innovator Growth-100 Power Buffer ETF - March
NMAY	Innovator Growth-100 Power Buffer ETF - May
NNOV	Innovator Growth-100 Power Buffer ETF - November
NOBL	ProShares S&P 500 Dividend Aristocrats ETF
NOCT	Innovator Growth-100 Power Buffer ETF- October
NODE	VanEck Onchain Economy ETF
NOVM	FT Vest U.S. Equity Max Buffer ETF - November
NOVP	PGIM S&P 500 Buffer 12 ETF - November
NOVZ	Elevation Series Trust
NPFE	NPF Core Equity ETF
NSEP	Innovator Growth-100 Power Buffer ETF - September
NUDM	Nuveen ESG International Developed Markets Equity ETF
NUDV	Nuveen ESG Dividend ETF
NUEM	Nuveen ESG Emerging Markets Equity ETF
NULC	Nuveen ESG Large-Cap ETF
NULG	Nuveen ESG Large-Cap Growth ETF
NULV	Nuveen ESG Large-Cap Value ETF
NUMG	Nuveen ESG Mid-Cap Growth ETF
NUMV	Nuveen ESG Mid-Cap Value ETF
NURE	Nuveen Short-Term REIT ETF
NUSC	Nuveen ESG Small-Cap ETF
NVBT	AllianzIM U.S. Equity Buffer10 Nov ETF
NVBU	AllianzIM U.S. Equity Buffer15 Uncapped Nov ETF
NVBW	AllianzIM U.S. Equity Buffer20 Nov ETF
NVDO	Leverage Shares 2x Capped Accelerated NVDA Monthly ETF
NVDQ	T-Rex 2X Inverse NVIDIA Daily Target ETF
NVDW	Roundhill NVDA WeeklyPay ETF
NVDX	T-Rex 2X Long NVIDIA Daily Target ETF
NVII	REX NVDA Growth & Income ETF
NVIT	YieldMax NVDA Performance & Distribution Target 25 ETF
NVTX	Tradr 2X Long NVTS Daily ETF
NXPG	Leverage Shares 2X Long NXPI Daily ETF
NXPX	Tradr 2X Long NXPI Daily ETF
NXTI	Simplify Next Intangible Core Index ETF
NYNY	Corgi NYC Based ETF
OBND	State Street Loomis Sayles Opportunistic Bond ETF
OCDB	Aptus October Deep Buffer ETF
OCTB	Aptus October Buffer ETF
OCTH	Innovator Premium Income 20 Barrier ETF - October
OCTJ	Innovator Premium Income 30 Barrier ETF - October
OCTM	FT Vest U.S. Equity Max Buffer ETF - October
OCTP	PGIM S&P 500 Buffer 12 ETF - October

OCTT	AllianzIM U.S. Equity Buffer10 Oct ETF
OCTU	AllianzIM U.S. Equity Buffer15 Uncapped Oct ETF
OCTW	AllianzIM U.S. Equity Buffer20 Oct ETF
OCTZ	Elevation Series Trust
ODDZ	Corgi Sports Betting & Gambling ETF
OILK	ProShares K-1 Free Crude Oil ETF
OMFL	Invesco Russell 1000 Dynamic Multifactor ETF
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF
ONDL	Defiance Daily Target 2X Long ONDS ETF
ONDU	Tradr 2X Long ONDS Daily ETF
ONEH	TrueShares Equity Hedge ETF
ONEZ	TrueShares Seasonality Laddered Buffered ETF
ONG	Leverage Shares 2X Long ON Daily ETF
ONX	Tradr 2X Long ON Daily ETF
OPEX	Tradr 2X Long OPEN Daily ETF
ORO	Arrow Valtoro ETF
OSCV	Opus Small Cap Value ETF
OSSL	Defiance Daily Target 2X Long OSS ETF
OVB	Overlay Shares Core Bond ETF
OVF	Overlay Shares Foreign Equity ETF
OVL	Overlay Shares Large Cap Equity ETF
OVLH	Overlay Shares Hedged Large Cap Equity ETF
OVM	Overlay Shares Municipal Bond ETF
OVS	Overlay Shares Small Cap Equity ETF
OVT	Overlay Shares Short Term Bond ETF
OWN	Inside Ownership 100 ETF
PAAU	T-REX 2X Long PAAS Daily Target ETF
PAPR	Innovator U.S. Equity Power Buffer ETF - April
PATX	Tradr 2X Long PATH Daily ETF
PAUG	Innovator U.S. Equity Power Buffer ETF - August
PAVE	Global X U.S. Infrastructure Development ETF
PAWZ	ProShares Pet Care ETF
PAYH	TrueShares S&P Autocallable High Income ETF
PAYM	TrueShares S&P Autocallable Defensive Income ETF
PAYR	Federated Hermes Enhanced Income ETF
PBAP	PGIM S&P 500 Buffer 20 ETF - April
PBAU	PGIM S&P 500 Buffer 20 ETF - August
PBDE	PGIM S&P 500 Buffer 20 ETF - December
PBFB	PGIM S&P 500 Buffer 20 ETF - February
PBFR	PGIM Laddered S&P 500 Buffer 20 ETF
PBJA	PGIM S&P 500 Buffer 20 ETF - January
PBJL	PGIM S&P 500 Buffer 20 ETF - July
PBJN	PGIM S&P 500 Buffer 20 ETF - June
PBL	PGIM Portfolio Ballast ETF
PBMR	PGIM S&P 500 Buffer 20 ETF - March
PBMY	PGIM S&P 500 Buffer 20 ETF - May
PBNV	PGIM S&P 500 Buffer 20 ETF - November
PBOC	PGIM S&P 500 Buffer 20 ETF - October
PBP	Invesco S&P 500 BuyWrite ETF

PBSE	PGIM S&P 500 Buffer 20 ETF - September
PBTP	Invesco 0-5 Yr US TIPS ETF
PBUS	Invesco MSCI USA ETF
PCI	PGIM Corporate Bond 5-10 Year ETF
PCL	PGIM Corporate Bond 10+ Year ETF
PCPP	Porter & Company Porter Portfolio Index ETF
PCS	PGIM Corporate Bond 0-5 Year ETF
PDEC	Innovator U.S. Equity Power Buffer ETF - December
PEX	Proshares Global Listed Private Equity ETF
PFEB	Innovator U.S. Equity Power Buffer ETF - February
PICK	iShares MSCI Global Metals & Mining Producers ETF
PIEL	Pacer International Export Leaders ETF
PIEQ	Principal International Equity ETF
PINC	PGIM Securitized Income ETF
PIPE	Invesco SteelPath MLP & Energy Infrastructure ETF
PIT	VanEck Commodity Strategy ETF
PJAN	Innovator U.S. Equity Power Buffer ETF - January
PJBF	PGIM Jennison Better Future ETF
PJFM	PGIM Jennison Focused Mid-Cap ETF
PJUL	Innovator U.S. Equity Power Buffer ETF - July
PJUN	Innovator U.S. Equity Power Buffer ETF - June
PJUS	PGIM Jennison U.S. Core Equity ETF
PLGI	PL Growth and Income ETF
PLOO	Leverage Shares 2x Capped Accelerated PLTR Monthly ETF
PLTW	Roundhill PLTR WeeklyPay ETF
PLU	Defiance Daily Target 2x Long PL ETF
PMAP	PGIM S&P 500 Max Buffer ETF - April
PMAR	Innovator U.S. Equity Power Buffer ETF - March
PMAU	PGIM S&P 500 Max Buffer ETF - August
PMAY	Innovator U.S. Equity Power Buffer ETF - May
PMDE	PGIM S&P 500 Max Buffer ETF - December
PMFB	PGIM S&P 500 Max Buffer ETF - February
PMJA	PGIM S&P 500 Max Buffer ETF - January
PMJL	PGIM S&P 500 Max Buffer ETF - July
PMJN	PGIM S&P 500 Max Buffer ETF - June
PMMR	PGIM S&P 500 Max Buffer ETF - March
PMMY	PGIM S&P 500 Max Buffer ETF - May
PMNV	PGIM S&P 500 Max Buffer ETF - November
PMOC	PGIM S&P 500 Max Buffer ETF - October
PMSE	PGIM S&P 500 Max Buffer ETF - September
PNOV	Innovator U.S. Equity Power Buffer ETF - November
POCT	Innovator U.S. Equity Power Buffer ETF - October
POEL	Defiance Daily Target 2X Long POET ETF
PONX	Tradr 2X Long PONY Daily ETF
PRNT	The 3D Printing ETF
PSAI	Pacer S&P 500 3AI Top 100 ETF
PSCJ	Pacer Swan SOS Conservative (July) ETF
PSCQ	Pacer Swan SOS Conservative (October) ETF
PSCW	Pacer Swan SOS Conservative (April) ETF

PSCX	Pacer Swan SOS Conservative (January) ETF
PSDM	PGIM Short Duration Multi-Sector Bond ETF
PSEP	Innovator U.S. Equity Power Buffer ETF - September
PSFD	Pacer Swan SOS Flex (January) ETF
PSFF	Pacer Swan SOS Fund of Funds ETF
PSFJ	Pacer Swan SOS Flex (July) ETF
PSFM	Pacer Swan SOS Flex (April) ETF
PSFO	Pacer Swan SOS Flex (October) ETF
PSH	PGIM Short Duration High Yield ETF
PSMD	Pacer Swan SOS Moderate (January) ETF
PSMJ	Pacer Swan SOS Moderate (July) ETF
PSMO	Pacer Swan SOS Moderate (October) ETF
PSMR	Pacer Swan SOS Moderate (April) ETF
PTEU	Pacer TrendpilotTM European Index ETF
PTLC	Pacer Trendpilot US Large Cap ETF
PTMC	Pacer Trendpilot US Mid Cap ETF
PTNT	Corgi IP Licensing & Royalties ETF
PVEX	TrueShares ConVequity ETF
PWS	Pacer WealthShield ETF
QBER	TrueShares Quarterly Bear Hedge ETF
QBF	Innovator Uncapped Bitcoin 20 Floor ETF - Quarterly
QBIF	AllianzIM International Equity Buffer15 ETF
QBIV	AllianzIM International Equity Buffer5 ETF
QBKF	AllianzIM U.S. Small Cap Buffer15 ETF
QBKV	AllianzIM U.S. Small Cap Buffer5 ETF
QBQF	AllianzIM Growth-100 Buffer15 ETF
QBQV	AllianzIM Growth-100 Buffer5 ETF
QBSF	AllianzIM U.S. Equity Buffer15 ETF
QBSV	AllianzIM U.S Equity Buffer5 ETF
QBTX	Tradr 2X Long QBTS Daily ETF
QBUL	TrueShares Quarterly Bull Hedge ETF
QCAP	FT Vest Nasdaq-100 Conservative Buffer ETF - April
QCJA	FT Vest Nasdaq-100 Conservative Buffer ETF - January
QCJL	FT Vest Nasdaq-100 Conservative Buffer ETF - July
QCOC	FT Vest Nasdaq-100 Conservative Buffer ETF - October
QDEC	FT Vest Nasdaq-100 Buffer ETF - December
QDTE	Roundhill Innovation-100 0DTE Covered Call Strategy ETF
QETH	Invesco Galaxy Ethereum ETF
QFHD	Pacer S&P 500 Quality FCF High Dividend ETF
QFRD	Pacer S&P 500 Quality FCF R&D Leaders
QHY	WisdomTree U.S. High Yield Corporate Bond Fund
QIG	WisdomTree U.S. Corporate Bond Fund
QJN	Corgi Growth & Technology 10% Structured Buffer ETF - June Series
QJUN	FT Vest Nasdaq-100 Buffer ETF - June
QLC	FlexShares US Quality Large Cap Index Fund
QMAG	FT Vest Nasdaq-100 Moderate Buffer ETF - August
QMAR	FT Vest Nasdaq-100 Buffer ETF - March
QMFE	FT Vest Nasdaq-100 Moderate Buffer ETF - February
QMMY	FT Vest Nasdaq-100 Moderate Buffer ETF - May

QMNV	FT Vest Nasdaq-100 Moderate Buffer ETF - November
QMY	Corgi Growth & Technology 10% Structured Buffer ETF - May Series
QQJN	Corgi Growth & Technology 15% Structured Buffer ETF - June Series
QQMY	Corgi Growth & Technology 15% Structured Buffer ETF - May Series
QSIG	WisdomTree U.S. Short Term Corporate Bond Fund
QSOL	Invesco Galaxy Solana ETF
QSPT	FT Vest Nasdaq-100 Buffer ETF - September
QTAC	Q3 All-Season Tactical Advantage ETF
QTAP	Innovator Growth Accelerated Plus ETF - April
QTJA	Innovator Growth Accelerated Plus ETF - January
QTJL	Innovator Growth Accelerated Plus ETF - July
QTOC	Innovator Growth Accelerated Plus ETF - October
QTUP	Defiance Long Pure Quantum ETF
QUAL	iShares MSCI USA Quality Factor ETF
QUBX	Tradr 2X Long QUBT Daily ETF
QVOY	Q3 All-Season Active Rotation ETF
RACK	VanEck Data Center Supply Chain ETF
RB	ProShares Russell 2000 Dynamic Buffer ETF
RBLU	T-REX 2X Long RBLX Daily Target ETF
RBUF	Innovator U.S. Small Cap 10 Buffer ETF - Quarterly
RDFI	Rareview Dynamic Fixed Income ETF
RDTE	Roundhill Russell 2000 0DTE Covered Call Strategy ETF
RDVI	FT Vest Rising Dividend Achievers Target Income ETF
RDWU	T-REX 2X Long RDW Daily Target ETF
REGL	ProShares S&P MidCap 400 Dividend Aristocrats ETF
REM	iShares Mortgage Real Estate ETF
RGTU	Tradr 2X Long RGTI Daily ETF
RIZE	Principal Inflation Protection ETF
RKTL	Defiance Daily Target 2X Long RKT ETF
RMIF	LHA Risk-Managed Income ETF
RMME	Rareview Government Money Market ETF
ROBN	T-Rex 2X Long HOOD Daily Target ETF
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF
RPHS	Regents Park Hedged Market Strategy ETF
RSBA	Return Stacked Bonds & Merger Arbitrage ETF
RSBT	Return Stacked Bonds & Managed Futures ETF
RSBY	Return Stacked Bonds & Futures Yield ETF
RSEE	Rareview Systematic Equity ETF
RSIT	Return Stacked International Stocks & Managed Futures ETF
RSSB	Return Stacked Global Stocks & Bonds ETF
RSST	Return Stacked U.S. Stocks & Managed Futures ETF
RSSX	Return Stacked U.S. Stocks & Gold/Bitcoin ETF
RSSY	Return Stacked U.S. Stocks & Futures Yield ETF
RTAI	Rareview Tax Advantaged Income ETF
RTRE	Rareview Total Return Bond ETF
RULE	Adaptive Core ETF
SATO	Invesco Alerian Galaxy Crypto Economy ETF
SAUG	FT Vest U.S. Small Cap Moderate Buffer ETF - August
SBTU	T-REX 2X Long SBET Daily Target ETF

SCEC	Sterling Capital Enhanced Core Bond ETF
SCEP	Sterling Capital Hedged Equity Premium Income ETF
SCJN	Corgi U.S. Small-Cap 15% Structured Buffer ETF - June Series
SCLZ	Swan Enhanced Dividend Income ETF
SCMC	Sterling Capital Multi-Strategy Income ETF
SCMY	Corgi U.S. Small-Cap 15% Structured Buffer ETF - May Series
SCNM	Sterling Capital National Municipal Bond ETF
SCOW	Pacer S&P SmallCap 600 Quality FCF Aristocrats ETF
SCSB	Sterling Capital Short Duration Bond ETF
SCUB	Sterling Capital Ultra Short Bond ETF
SDVD	FT Vest SMID Rising Dividend Achievers Target Income ETF
SECT	Main Sector Rotation ETF
SECU	iShares Securitized Income Active ETF
SEIM	SEI QiM U.S. Large Cap Momentum Active ETF
SEIQ	SEI QiM U.S. Large Cap Quality Active ETF
SEIV	SEI QiM U.S. Large Cap Value Active ETF
SELV	SEI QiM U.S. Large Cap Low Volatility Active ETF
SEPM	FT Vest U.S. Equity Max Buffer ETF - September
SEPP	PGIM S&P 500 Buffer 12 ETF - September
SEPT	AllianzIM U.S. Equity Buffer10 Sep ETF
SEPU	AllianzIM U.S. Equity Buffer15 Uncapped Sep ETF
SEPW	AllianzIM U.S. Equity Buffer20 Sep ETF
SEPZ	Elevation Series Trust
SFEB	FT Vest U.S. Small Cap Moderate Buffer ETF - February
SFTY	Horizon Managed Risk ETF
SHAG	WisdomTree Yield Enhanced U.S. Short-Term Aggregate Bond Fund
SHDG	Soundwatch Hedged Equity ETF
SHYD	VanEck Short High Yield Muni ETF
SHYM	iShares Short Duration High Yield Muni Active ETF
SIXD	AllianzIM U.S. Equity 6 Month Buffer10 Jun/Dec ETF
SIXF	AllianzIM U.S. Equity 6 Month Buffer10 Feb/Aug ETF
SIXJ	AllianzIM U.S. Equity 6 Month Buffer10 Jan/Jul ETF
SIXO	AllianzIM U.S. Equity 6 Month Buffer10 Apr/Oct ETF
SIXP	AllianzIM U.S. Equity 6 Month Buffer10 Mar/Sep ETF
SIXZ	AllianzIM U.S. Equity 6 Month Buffer10 May/Nov ETF
SLVP	iShares MSCI Global Silver and Metals Miners ETF
SMAX	iShares Large Cap Max Buffer Sep ETF
SMAY	FT Vest U.S. Small Cap Moderate Buffer ETF - May
SMB	VanEck Short Muni ETF
SMDV	ProShares Russell 2000 Dividend Growers ETF
SMIN	iShares MSCI India Small-Cap ETF
SMMD	iShares Russell 2500 ETF
SMMV	iShares MSCI USA Small-Cap Min Vol Factor ETF
SMOT	VanEck Morningstar SMID Moat ETF
SMU	Tradr 2X Long SMR Daily ETF
SMUP	T-REX 2X Long SMR Daily Target ETF
SMZ	Tradr 2X Short SMR Daily ETF
SNAV	Mohr Sector Nav ETF
SNDG	Leverage Shares 2X Long SNDK Daily ETF

SNDQ	Tradr 2X Short SNDK Daily ETF
SNDU	T-REX 2X Long SNDK Daily Target ETF
SNK	GraniteShares 2x Short SpaceX Daily ETF
SNOU	T-REX 2X Long SNOW Daily Target ETF
SNOV	FT Vest U.S. Small Cap Moderate Buffer ETF - November
SNPD	Xtrackers S&P Dividend Aristocrats Screened ETF
SNPG	Xtrackers S&P 500 Growth Scored & Screened ETF
SNXX	Tradr 2X Long SNDK Daily ETF
SOLM	Amplify Solana 3% Monthly Option Income ETF
SPAL	GraniteShares 2x Long SpaceX Daily ETF
SPBU	AllianzIM Buffer15 Uncapped Allocation ETF
SPBW	AllianzIM Buffer20 Allocation ETF
SPBX	AllianzIM 6 Month Buffer10 Allocation ETF
SPCG	Tradr 2X Short SpaceX Daily ETF
SPCH	Leverage Shares 2X Long SPCX Daily ETF
SPCI	Tuttle Capital Space Industry Income Blast ETF
SPCL	Defiance Daily 2X Space ETF
SPCM	Tradr 2X Long SpaceX Daily ETF
SPCQ	Defiance Daily Target 2X Short SpaceX ETF
SPCU	Defiance Daily Target 2X Long SpaceX ETF
SPCZ	Elevation Series Trust
SPDF	Defender Risk Adaptive 500 ETF
SPIN	State Street US Equity Premium Income ETF
SPLS	PIMCO US Stocks PLUS Active Bond Exchange-Traded Fund
SPYA	Twin Oak Endure ETF
SPYH	NEOS S&P 500 Hedged Equity Income ETF
SPYI	NEOS S&P 500 High Income ETF
SQLT	iShares MSCI USA Small-Cap Quality Factor ETF
SQMX	FT Vest U.S. Equity Quarterly Max Buffer ETF
SSK	REX-Osprey SOL + Staking ETF
SSPC	Leverage Shares 2X Short SPCX Daily ETF
STBF	Performance Trust Short Term Bond ETF
STEN	iShares Large Cap 10% Target Buffer Sep ETF
STLR	Stellar ETF
STLU	2x Stellar ETF
STOT	State Street DoubleLine Short Duration Total Return Tactical ETF
STOX	Horizon Core Equity ETF
STXL	Defiance Daily Target 2x Long STX ETF
STXU	Leverage Shares 2X Long STX Daily ETF
STXX	Tradr 2X Long STX Daily ETF
STYL	Corgi Lifestyle Brands ETF
SUIL	2x Sui ETF
SVAL	iShares US Small Cap Value Factor ETF
SVIX	-1x Short VIX Futures ETF
SVXY	ProShares Short VIX Short-Term Futures ETF
SYLD	Cambria Shareholder Yield ETF
SYSB	iShares Systematic Bond ETF
TAIL	Cambria Tail Risk ETF
TAJX	Corgi India 2x Daily ETF

TAPR	Innovator Equity Defined Protection ETF - 2 Yr to April 2027
TBJL	Innovator 20+ Year Treasury Bond 9 Buffer ETF - July
TDAQ	TappAlpha Innovation 100 Growth & Daily Income ETF
TDAX	TDAQ Lift ETF
TDEC	FT Vest Emerging Markets Buffer ETF - December
TDV	ProShares S&P Global Technology Dividend Aristocrats ETF
TDVI	FT Vest Technology Dividend Target Income ETF
TEMT	Tradr 2X Long TEM Daily ETF
TEMX	Touchstone Sands Capital Emerging Markets ex-China Growth ETF
TEND	iShares Large Cap 10% Target Buffer Dec ETF
TENJ	iShares Large Cap 10% Target Buffer Jun ETF
TENM	iShares Large Cap 10% Target Buffer Mar ETF
TEST	YieldMax TSLA Performance & Distribution Target 25 ETF
TETH	21Shares Ethereum ETF
TEUP	T-REX 2X Long TE Daily Target ETF
TFJL	Innovator 20+ Year Treasury Bond 5 Floor ETF - July
TILT	FlexShares Morningstar US Market Factor Tilt Index Fund
TJAN	Innovator Equity Defined Protection ETF - 2 Yr to January 2027
TJUL	Innovator Equity Defined Protection ETF - 2 Yr to July 2027
TJUN	FT Vest Emerging Markets Buffer ETF - June
TLDR	The Laddered T-Bill ETF
TLTI	NEOS Enhanced Income 20+ Year Treasury Bond ETF
TLTP	Amplify TLT U.S. Treasury 12% Option Income ETF
TLTW	iShares 20+ Year Treasury Bond BuyWrite Strategy ETF
TLTX	Global X Treasury Bond Enhanced Income ETF
TMAR	FT Vest Emerging Markets Buffer ETF - March
TMAT	Main Thematic Innovation ETF
TMDV	ProShares Russell US Dividend Growers ETF
TMFC	Motley Fool 100 Index ETF
TMFE	Motley Fool Capital Efficiency 100 Index ETF
TMFG	Motley Fool Global Opportunities ETF
TMFM	Motley Fool Mid-Cap Growth ETF
TMFS	Motley Fool Small-Cap Growth ETF
TMFX	Motley Fool Next Index ETF
TOAO	Twin Oak Active Opportunities III ETF
TOCT	Innovator Equity Defined Protection ETF - 2 Yr to October 2027
TOLL	Tema Durable Quality ETF
TOPW	Roundhill Top WeeklyPay ETF
TOS	Twin Oak Strategic Solutions ETF
TOXR	21Shares XRP ETF
TPAY	Roundhill S&P 500 Target 10 Managed Distribution ETF
TRIO	MC Trio Equity Buffered ETF
TRPA	Hartford AAA CLO ETF
TRSY	Xtrackers US 0-1 Year Treasury ETF
TRTY	Cambria Trinity ETF
TSEP	FT Vest Emerging Market Buffer ETF - September
TSII	REX TSLA Covered Call ETF
TSLO	Leverage Shares 2x Capped Accelerated TSLA Monthly ETF
TSLP	Kurv Yield Premium Strategy Tesla (TSLA) ETF

TSLT	T-Rex 2X Long Tesla Daily Target ETF
TSLW	Roundhill TSLA WeeklyPay ETF
TSLZ	T-Rex 2X Inverse Tesla Daily Target ETF
TSOL	21Shares Solana ETF
TSPX	Twin Oak Active Opportunities ETF
TSYW	Roundhill Treasury Bond WeeklyPay ETF
TTDU	T-REX 2X Long TTD Daily Target ETF
TUSI	Touchstone Ultra Short Income ETF
TWOX	iShares Large Cap Accelerated Outcome ETF
TYA	Simplify Intermediate Term Treasury Futures Strategy ETF
TYLD	Cambria Tactical Yield ETF
UAPR	Innovator U.S. Equity Ultra Buffer ETF - April
UAUG	Innovator U.S. Equity Ultra Buffer ETF - August
UBEW	Roundhill UBER WeeklyPay ETF
UDEC	Innovator U.S. Equity Ultra Buffer ETF - December
UFEB	Innovator U.S. Equity Ultra Buffer ETF - February
UFOD	Tuttle Capital UFO Disclosure ETF
UJAN	Innovator U.S. Equity Ultra Buffer ETF - January
UJUL	Innovator U.S. Equity Ultra Buffer ETF - July
UJUN	Innovator U.S. Equity Ultra Buffer ETF - June
UMAR	Innovator U.S. Equity Ultra Buffer ETF - March
UMAY	Innovator U.S. Equity Ultra Buffer ETF - May
UNHW	Roundhill UNH WeeklyPay ETF
UNOV	Innovator U.S. Equity Ultra Buffer ETF - November
UNX	Tradr 2X Long U Daily ETF
UOCT	Innovator U.S. Equity Ultra Buffer ETF - October
UPSD	Aptus Large Cap Upside ETF
UPSX	Tradr 2X Long UPST Daily ETF
URAN	Themes Uranium & Nuclear ETF
USAX	Tradr 2X Long USAR Daily ETF
USEP	Innovator U.S. Equity Ultra Buffer ETF - September
USEW	Cambria US EW ETF
USHY	iShares Broad USD High Yield Corporate Bond ETF
USLN	iShares Broad USD Floating Rate Loan ETF
USMF	WisdomTree U.S. Multifactor Fund
USMV	iShares MSCI USA Min Vol Factor ETF
USX	Corgi Total U.S. Market 2x Daily ETF
UUPP	Principal CLO ETF
UVIX	2x Long VIX Futures ETF
UVXY	ProShares Ultra VIX Short-Term Futures ETF
UX	Roundhill Uranium ETF
UXAP	FT Vest U.S. Equity Uncapped Accelerator ETF - April
UXJA	FT Vest U.S. Equity Uncapped Accelerator ETF - January
UXJL	FT Vest U.S. Equity Uncapped Accelerator ETF - July
UXOC	FT Vest U.S. Equity Uncapped Accelerator ETF - October
VAMO	Cambria Value and Momentum ETF
VBX	Corgi U.S. Small-Cap 2x Daily ETF
VCEB	Vanguard ESG U.S. Corporate Bond ETF
VCHY	Vanguard U.S. High-Yield Corporate Bond Index ETF

VCRM	Vanguard Core Tax-Exempt Bond ETF
VDG	Vanguard Developed Markets ex-US Growth Index ETF
VDIG	Vanguard Wellington Dividend Growth Active ETF
VDV	Vanguard Developed Markets ex-US Value Index ETF
VEGN	US Vegan Climate ETF
VELL	Defiance Daily Target 2X Long VELO ETF
VFMF	Vanguard U.S. Multifactor ETF
VFMO	Vanguard U.S. Momentum Factor ETF
VFMV	Vanguard U.S. Minimum Volatility ETF
VFQY	Vanguard U.S. Quality Factor ETF
VFVA	Vanguard U.S. Value Factor ETF
VGHY	Vanguard High-Yield Active ETF
VGMS	Vanguard Multi-Sector Income Bond ETF
VIXM	ProShares VIX Mid-Term Futures ETF
VIXY	ProShares VIX Short-Term Futures ETF
VLUE	iShares MSCI USA Value Factor ETF
VMAX	Hartford US Value ETF
VNM	VanEck Vietnam ETF
VOOX	Corgi U.S. Large-Cap 2x Daily ETF
VOXP	Vox Populi ETF
VSDB	Vanguard Short Duration Bond ETF
VSDM	Vanguard Short Duration Tax-Exempt Bond ETF
VSGX	Vanguard ESG International Stock ETF
VTEC	Vanguard California Tax-Exempt Bond ETF
VTEI	Vanguard Intermediate-Term Tax-Exempt Bond ETF
VTEL	Vanguard Long-Term Tax-Exempt Bond ETF
VUSB	Vanguard Ultra-Short Bond ETF
VUSG	Vanguard Wellington U.S. Growth Active ETF
VUSV	Vanguard Wellington U.S. Value Active ETF
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN
WATS	Corgi Battery Energy Storage Systems ETF
WDAI	Pacer S&P World 3AI Top 300 ETF
WDCX	Tradr 2X Long WDC Daily ETF
WDE	Principal Securitized Debt ETF
WDIG	WisdomTree Efficient Rare Earth Plus Strategic Metals Fund
WDNA	WisdomTree BioRevolution Fund
WDRN	WisdomTree Physical AI, Humanoids and Drones Fund
WEBX	Corgi Chinese Internet 2x Daily ETF
WEED	Roundhill Cannabis ETF
WEEK	Roundhill Weekly T-Bill ETF
WLDR	Simplify Affinity World Leaders Equity ETF
WLDU	Leverage Shares 2x Long World Stock Daily ETF
WMTI	REX WMT Growth & Income ETF
WNDR	Corgi Travel & Leisure ETF
WQTM	WisdomTree Quantum Computing Fund
WR	Corgi U.S. War Machine ETF
WTAI	WisdomTree Artificial Intelligence and Innovation Fund
WTLS	WisdomTree Efficient Long/Short U.S. Equity Fund

WUGI	AXS Esoterica NextG Economy ETF
WULX	Tradr 2X Long WULF Daily ETF
WX	Corgi All World 2x Daily ETF
WYFL	Defiance Daily Target 2X Long WYFI ETF
WZRD	Opportunistic Trader ETF
XA	Corgi AI Cybersecurity ETF
XAGI	Corgi AGIX 2x Daily ETF
XAPR	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - April
XAUG	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - August
XBAP	Innovator U.S. Equity Accelerated 9 Buffer ETF - April
XBIX	Corgi U.S. Biotech 2x Daily ETF
XBJA	Innovator U.S. Equity Accelerated 9 Buffer ETF - January
XBJL	Innovator U.S. Equity Accelerated 9 Buffer ETF - July
XBOC	Innovator U.S. Equity Accelerated 9 Buffer ETF - October
XBOX	Roundhill Ultra Short Duration No Dividend Target ETF
XCOM	Corgi All Commodities 2x Daily ETF
XDAT	Franklin Exponential Data ETF
XDEC	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - December
XDIV	Roundhill S&P 500 No Dividend Target ETF
XDQQ	Innovator Growth Accelerated ETF - Quarterly
XDSQ	Innovator U.S. Equity Accelerated ETF - Quarterly
XDTE	Roundhill S&P 500 0DTE Covered Call Strategy ETF
XEMD	BondBloxx JP Morgan USD Emerging Markets 1-10 Year Bond ETF
XEML	Xtrackers Europe Market Leaders ETF
XEUR	Corgi Europe Equities 2x Daily ETF
XFEB	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - February
XHOA	Corgi U.S. Real Estate 2x Daily ETF
XIDE	FT Vest U.S. Equity Buffer & Premium Income ETF - December
XIJN	FT Vest U.S. Equity Buffer & Premium Income ETF - June
XIMR	FT Vest U.S. Equity Buffer & Premium Income ETF - March
XISE	FT Vest U.S. Equity Buffer & Premium Income ETF - September
XIWC	Corgi U.S. Micro-Cap 2x Daily ETF
XJAN	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - January
XJH	iShares ESG Select Screened S&P Mid-Cap ETF
XJR	iShares ESG Select Screened S&P Small-Cap ETF
XJUL	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - July
XJUN	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - June
XKRE	Corgi U.S. Regional Banks 2x Daily ETF
XLBX	Corgi U.S. Materials 2x Daily ETF
XLEX	Corgi U.S. Energy 2x Daily ETF
XLFX	Corgi U.S. Financials 2x Daily ETF
XLIX	Corgi U.S. Industrials 2x Daily ETF
XLKX	Corgi U.S. Technology 2x Daily ETF
XLPX	Corgi U.S. Consumer Staples 2x Daily ETF
XLUX	Corgi U.S. Utilities 2x Daily ETF
XLVX	Corgi U.S. Healthcare 2x Daily ETF
XLYX	Corgi U.S. Consumer Discretionary 2x Daily ETF
XMAR	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - March
XMAY	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - May

XMPT	VanEck CEF Muni Income ETF
XNDX	Tradr 2X Long XNDU Daily ETF
XNOV	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - November
XOCT	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - October
XOEX	Xtrackers S&P 100 Ex Top 20 ETF
XOVL	Defiance Daily Target 2X Long XOVR ETF
XPAV	Corgi U.S. Infrastructure 2x Daily ETF
XRPM	Amplify XRP 3% Monthly Option Income ETF
XRPR	REX-Osprey XRP ETF
XSEM	Corgi U.S. Semiconductors 2x Daily ETF
XSEP	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - September
XSHD	Invesco S&P SmallCap High Dividend Low Volatility ETF
XSHQ	Invesco S&P SmallCap Quality ETF
XTAI	Corgi Taiwan 2x Daily ETF
XTAP	Innovator U.S. Equity Accelerated Plus ETF - April
XTJA	Innovator U.S. Equity Accelerated Plus ETF - January
XTJL	Innovator U.S. Equity Accelerated Plus ETF - July
XTOC	Innovator U.S. Equity Accelerated Plus ETF - October
XUSP	Innovator Uncapped Accelerated U.S. Equity ETF
XVO	Corgi U.S. Mid-Cap 2x Daily ETF
XVUG	Corgi U.S. Growth 2x Daily ETF
XVV	iShares ESG Select Screened S&P 500 ETF
XW	Corgi Ex-U.S. Equities 2x Daily ETF
YBTC	Roundhill Bitcoin Covered Call Strategy ETF
YDEC	FT Vest International Equity Moderate Buffer ETF - December
YETH	Roundhill Ether Covered Call Strategy ETF
YJUN	FT Vest International Equity Moderate Buffer ETF - June
YMAR	FT Vest International Equity Moderate Buffer ETF - March
YSEP	FT Vest International Equity Moderate Buffer ETF - September
YUNG	Corgi Longevity Consumer ETF
ZALT	Innovator U.S. Equity 10 Buffer ETF - Quarterly
ZAPR	Innovator Equity Defined Protection ETF - 1 Yr April
ZAUG	Innovator Equity Defined Protection ETF - 1 Yr August
ZDEK	Innovator Equity Defined Protection ETF - 1 Yr December
ZECP	Zacks Earnings Consistent Portfolio ETF
ZFEB	Innovator Equity Defined Protection ETF - 1 Yr February
ZJAN	Innovator Equity Defined Protection ETF - 1 Yr January
ZJUL	Innovator Equity Defined Protection ETF - 1 Yr July
ZJUN	Innovator Equity Defined Protection ETF - 1 Yr June
ZMAR	Innovator Equity Defined Protection ETF - 1 Yr March
ZMAY	Innovator Equity Defined Protection ETF - 1 Yr May
ZNOV	Innovator Equity Defined Protection ETF - 1 Yr November
ZOCT	Innovator Equity Defined Protection ETF - 1 Yr October
ZSEP	Innovator Equity Defined Protection ETF - 1 Yr September
ZVOL	Volatility Premium Plus ETF